Filed Pursuant to Rule 424(b)(3)

Registration No. 333-258149

PROSPECTUS SUPPLEMENT NO. 17

(to prospectus dated August 6, 2021)

THE BEACHBODY COMPANY, INC.

243,320,841 SHARES OF COMMON STOCK

5,333,333 WARRANTS TO PURCHASE SHARES OF CLASS A COMMON STOCK

15,333,333 SHARES OF CLASS A COMMON STOCK UNDERLYING WARRANTS

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated August 6, 2021 (the “Prospectus”), related to (i) the offer and sale, from time to time, by the selling stockholders identified in the Prospectus, or their permitted transferees, of (a) an aggregate of 243,320,841 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of The Beachbody Company, Inc., a Delaware corporation (“we,” “us,” “our” and similar terms), and (b) 5,333,333 warrants to purchase Class A Common Stock at an exercise price of $11.50 per share and (ii) the issuance by us of up to 15,333,333 shares of Class A Common Stock upon the exercise of outstanding warrants with the information contained in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission (“SEC”) on November 7, 2023 (the “Information”). Accordingly, we have attached the Information to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our shares of Class A Common Stock are listed on The New York Stock Exchange under the symbol “BODY.” On November 6, 2023, the closing sale price per share of our Class A Common Stock was $0.210.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 11 of the Prospectus. Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 7, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2023

or

☐	TRANSITION REPORT PURSUANT TO Section 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 001-39735

The Beachbody Company, Inc.

(Exact name of registrant as specified in its charter)

Delaware	85-3222090
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

400 Continental Blvd, Suite 400 El Segundo, California	90245
(Address of principal executive offices)	(Zip Code)

(310) 883-9000

Registrant’s telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	BODY	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A common stock at an exercise price of $11.50	BODY WS	The New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-Accelerated Filer ☐	Smaller Reporting Company ☒	Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

There were 176,279,868 shares of the registrant’s Class A Common Stock, par value $0.0001 per share, and 136,450,256 shares of the registrant’s Class X Common Stock, par value $0.0001 per share, outstanding as of November 1, 2023.

PART I—FINANCIAL INFORMATION

Item 1. Financial Statements.

The Beachbody Company, Inc.

Condensed Consolidated Balance Sheets

(in thousands, except share and per share data)

	September 30,	December 31,
	2023	2022
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$38,191	$80,091
Restricted short-term investments	4,250	—
Inventory, net	31,747	54,060
Prepaid expenses	8,753	13,055
Other current assets	47,733	39,248
Total current assets	130,674	186,454
Property and equipment, net	50,328	74,147
Content assets, net	26,605	34,888
Goodwill	125,166	125,166
Intangible assets, net	4,370	8,204
Right-of-use assets, net	3,541	5,030
Other assets	6,640	9,506
Total assets	$347,324	$443,395
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$16,116	$17,940
Accrued expenses	46,190	64,430
Deferred revenue	101,812	95,587
Current portion of lease liabilities	2,089	2,150
Current portion of Term Loan	1,250	1,250
Other current liabilities	5,307	3,283
Total current liabilities	172,764	184,640
Term Loan	27,742	39,735
Long-term lease liabilities, net	1,698	3,318
Deferred tax liabilities	60	181
Other liabilities	3,989	3,979
Total liabilities	206,253	231,853
Stockholders’ equity:
Preferred stock, $0.0001 par value; 100,000,000 shares authorized, none issued and outstanding at September 30, 2023 and December 31, 2022	—	—
Common stock, $0.0001 par value, 1,900,000,000 shares authorized (1,600,000,000 Class A, 200,000,000 Class X and 100,000,000 Class C);
Class A: 176,264,868 and 170,911,819 shares issued and outstanding at September 30, 2023 and December 31, 2022, respectively;	18	17
Class X: 136,450,256 and 141,250,310 shares issued and outstanding at September 30, 2023 and December 31, 2022, respectively;	14	14
Class C: no shares issued and outstanding at September 30, 2023 and December 31, 2022	—	—
Additional paid-in capital	648,071	630,709
Accumulated deficit	(506,837)	(419,235)
Accumulated other comprehensive income (loss)	(195)	37
Total stockholders’ equity	141,071	211,542
Total liabilities and stockholders’ equity	$347,324	$443,395

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Beachbody Company, Inc.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Revenue:
Digital	$64,339	$72,228	$194,326	$231,988
Nutrition and other	58,981	90,416	197,729	278,596
Connected fitness	4,930	3,331	16,044	33,449
Total revenue	128,250	165,975	408,099	544,033
Cost of revenue:
Digital	16,429	16,078	47,732	50,909
Nutrition and other	26,699	40,486	84,940	127,262
Connected fitness	10,091	4,745	26,312	80,910
Total cost of revenue	53,219	61,309	158,984	259,081
Gross profit	75,031	104,666	249,115	284,952
Operating expenses:
Selling and marketing	69,127	93,145	222,195	286,213
Enterprise technology and development	18,879	25,686	56,625	83,516
General and administrative	14,759	19,532	44,362	59,189
Restructuring	1,270	1,492	6,550	10,047
Impairment of intangible assets	—	1,000	—	1,000
Total operating expenses	104,035	140,855	329,732	439,965
Operating loss	(29,004)	(36,189)	(80,617)	(155,013)
Other income (expense):
Loss on partial debt extinguishment	(3,168)	—	(3,168)	—
Change in fair value of warrant liabilities	1,072	2,362	1,504	4,696
Interest expense	(2,074)	(1,152)	(6,773)	(1,174)
Other income, net	571	571	1,551	696
Loss before income taxes	(32,603)	(34,408)	(87,503)	(150,795)
Income tax (provision) benefit	(63)	549	(99)	1,536
Net loss	$(32,666)	$(33,859)	$(87,602)	$(149,259)

Net loss per common share, basic and diluted	$(0.11)	$(0.11)	$(0.28)	$(0.49)
Weighted-average common shares outstanding, basic and diluted	308,931	307,949	310,794	307,178

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Beachbody Company, Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Net loss	$(32,666)	$(33,859)	$(87,602)	$(149,259)
Other comprehensive income (loss):
Change in fair value of derivative financial instruments, net of tax	31	555	(358)	405
Reclassification of (losses) gains on derivative financial instruments included in net loss	157	(2)	131	141
Foreign currency translation adjustment	(50)	(129)	(5)	(176)
Total other comprehensive income (loss)	138	424	(232)	370
Total comprehensive loss	$(32,528)	$(33,435)	$(87,834)	$(148,889)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Beachbody Company, Inc.

Unaudited Condensed Consolidated Statements of Stockholders’ Equity

(in thousands)

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Capital	Deficit	Income (Loss)	Equity

Balances at December 31, 2021	309,584	$31	$610,418	$(225,043)	$(21)	$385,385
Net loss	—	—	—	(73,533)	—	(73,533)
Other comprehensive loss	—	—	—	—	(112)	(112)
Equity-based compensation	—	—	4,564	—	—	4,564
Options exercised, net of tax withholdings	1,132	—	1,923	—	—	1,923
Balances at March 31, 2022	310,716	$31	$616,905	$(298,576)	$(133)	$318,227
Net loss	—	—	—	(41,867)	—	(41,867)
Other comprehensive income	—	—	—	—	58	58
Equity-based compensation	210	—	3,001	—	—	3,001
Options exercised, net of tax withholdings	588	—	737	—	—	737
Balances at June 30, 2022	311,514	$31	$620,643	$(340,443)	$(75)	$280,156
Net loss	—	—	—	(33,859)	—	(33,859)
Other comprehensive income	—	—	—	—	424	424
Equity-based compensation	647	—	5,601	—	—	5,601
Options exercised, net of tax withholdings	159	—	194	—	—	194
Tax withholdings on vesting of restricted stock	(158)	—	(183)	—	—	(183)
Balances at September 30, 2022	312,162	$31	$626,255	$(374,302)	$349	$252,333

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Capital	Deficit	Income (Loss)	Equity

Balances at December 31, 2022	312,162	$31	$630,709	$(419,235)	$37	$211,542
Net loss	—	—	—	(29,188)	—	(29,188)
Other comprehensive loss	—	—	—	—	(224)	(224)
Equity-based compensation	9,736	1	9,554	—	—	9,555
Tax withholdings on vesting of restricted stock	(3,644)	—	(2,128)	—	—	(2,128)
Balances at March 31, 2023	318,254	$32	$638,135	$(448,423)	$(187)	$189,557
Net loss	—	—	—	(25,748)	—	(25,748)
Other comprehensive loss	—	—	—	—	(146)	(146)
Equity-based compensation	1,377	1	3,160	—	—	3,161
Forfeiture of shares per the Forfeiture Agreement	(8,000)	(1)	1	—	—	—
Issuance of shares due to Employee Stock Purchase Plan	982	—	384	—	—	384
Tax withholdings on vesting of restricted stock	(5)	—	(31)	—	—	(31)
Balances at June 30, 2023	312,608	$32	$641,649	$(474,171)	$(333)	$167,177
Net loss	—	—	—	(32,666)	—	(32,666)
Other comprehensive income	—	—	—	—	138	138
Equity-based compensation	140	—	6,436	—	—	6,436
Tax withholdings on vesting of restricted stock	(33)	—	(14)	—	—	(14)
Balances at September 30, 2023	312,715	$32	$648,071	$(506,837)	$(195)	$141,071

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Beachbody Company, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	Nine months ended September 30,
	2023	2022

Cash flows from operating activities:
Net loss	$(87,602)	$(149,259)
Adjustments to reconcile net loss to net cash used in operating activities:
Impairment of intangible assets	—	1,000
Depreciation and amortization expense	31,395	58,858
Amortization of content assets	16,487	18,673
Provision for inventory and inventory purchase commitments	9,370	35,195
Realized (gains) losses on hedging derivative financial instruments	131	141
Change in fair value of warrant liabilities	(1,504)	(4,696)
Equity-based compensation	19,152	13,166
Deferred income taxes	(166)	(1,754)
Amortization of debt issuance costs	1,288	262
Paid-in-kind interest expense	1,042	221
Non-cash component of loss on partial debt extinguishment	2,418	—
Other non-cash items	—	311
Changes in operating assets and liabilities:
Inventory	11,884	31,676
Content assets	(8,201)	(16,111)
Prepaid expenses	4,302	8,681
Other assets	(4,531)	4,496
Accounts payable	(1,471)	(30,379)
Accrued expenses	(15,809)	(209)
Deferred revenue	6,995	(3,690)
Other liabilities	237	(3,525)
Net cash used in operating activities	(14,583)	(36,943)
Cash flows from investing activities:
Purchase of property and equipment	(5,499)	(23,236)
Investment in restricted short-term investments	(4,250)	—
Net cash used in investing activities	(9,749)	(23,236)
Cash flows from financing activities:
Proceeds from exercise of stock options	—	3,162
Remittance of taxes withheld from employee stock awards	—	(308)
Debt borrowings	—	50,000
Debt repayments	(15,938)	(313)
Proceeds from issuance of common shares in the Employee Stock Purchase Plan	384	—
Tax withholding payments for vesting of restricted stock	(2,173)	(183)
Payment of debt issuance costs	—	(4,075)
Net cash (used in) provided by financing activities	(17,727)	48,283
Effect of exchange rates on cash and cash equivalents	159	(1,095)
Net decrease in cash and cash equivalents	(41,900)	(12,991)
Cash, cash equivalents and restricted cash, beginning of period	80,091	107,054
Cash and cash equivalents, end of period	$38,191	$94,063
Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$4,177	$738
Cash (received) paid during the period for income taxes, net	(10)	365
Supplemental disclosure of noncash investing activities:
Property and equipment acquired but not yet paid for	$267	$789
Supplemental disclosure of noncash financing activities:
Warrants issued in relation to Term Loan	$—	$5,236
Change in fair value of Term Loan warrants due to amended exercise price	802	—
Debt issuance costs, accrued but not paid	—	136
Paid-in-kind fee recorded as incremental debt issuance cost	488	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Beachbody Company, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Business

The Beachbody Company, Inc. (“BODi” or the “Company”) is a leading subscription health and wellness company and the creator of some of the world’s most popular fitness programs. The Company’s fitness programs are available for streaming through subscription to Beachbody On Demand (“BOD”) and, together with the Company’s live fitness and comprehensive nutrition programs, through subscription to Beachbody On Demand Interactive (“BODi”). During the three months ended March 31, 2023, the Company launched an improved BODi experience and began migrating all BOD-only members to BODi on their renewal dates. BODi offers nutritional products such as Shakeology nutrition shakes, BEACHBAR snack bars, and Ladder premium supplements, which have been designed and clinically tested to help customers achieve their goals. BODi also offers a professional-grade stationary cycle with a 360-degree touch screen tablet and connected fitness software. The Company’s revenue has historically been generated primarily through a network of micro-influencers (“Partners”) (previously known as “Coaches”), social media marketing channels, and direct response advertising. References to “Coaches” throughout this report have been updated to “Partners.”

Basis of Presentation and Principles of Consolidation

The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information as determined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and pursuant to the regulations of the U.S. Securities and Exchange Commission (“SEC”).

The preparation of unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the amounts reported in the unaudited condensed consolidated financial statements and accompanying notes. Significant estimates in our condensed consolidated financial statements include, but are not limited to, the useful life and recoverability of long-lived assets, the valuation of warrant liabilities, the recognition and measurement of income tax assets and liabilities, the valuation of intangible assets, impairment of goodwill, and the net realizable value of inventory. The Company bases these estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities. Actual results could differ from those estimates.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the annual audited consolidated financial statements and, in the opinion of management, include all normal recurring adjustments necessary for the fair statement of the Company’s financial position, results of operations, and cash flows. All intercompany transactions and balances with or among our consolidated subsidiaries have been eliminated. The financial data and other financial information disclosed in the notes to these unaudited condensed consolidated financial statements are also unaudited. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022. Interim results are not necessarily indicative of the results that may be expected for the full fiscal year or any other period.

Summary of Changes in Significant Accounting Estimates

Goodwill and Long-Lived Assets, Net

Interim Impairment Test

Goodwill represents the excess of the fair value of the consideration transferred in a business combination over the fair value of the underlying identifiable assets and liabilities acquired. Goodwill and intangible assets deemed to have an indefinite life are not amortized, but instead are assessed for impairment annually as of October 1 and between annual tests if an event or change in circumstances occurs that would more likely than not reduce the fair value of a reporting unit ("RU") below its carrying value or indicate that it is more likely than not that the indefinite-lived asset is impaired. As of September 30, 2023 the Company has no indefinite-lived intangible assets.

Due to the sustained decline in the Company’s market capitalization and macro-economic conditions observed in the three months ended June 30, 2023, the Company performed an interim test for impairment of its goodwill as of June 30, 2023. In performing the interim impairment test for goodwill, the Company elected to bypass the optional qualitative test and proceeded to perform a quantitative test by comparing the carrying value of its RU to its estimated fair value. The Company previously tested its RU for impairment as of December 31, 2022. The results of the Company’s interim test for impairment at June 30, 2023 concluded that the fair value of its RU exceeded its carrying value, resulting in no impairment.

Indefinite-lived Intangible Assets

During the three months ended March 31, 2022, the Company determined that one of its acquired trade names no longer has an indefinite life. The Company tested the trade name for impairment before changing the useful life and determined there was no impairment based on its assessment of fair value. The Company is prospectively amortizing the trade name over its remaining estimated useful life of two years beginning January 1, 2022. The Company recorded $0.1 million and $0.2 million of amortization expense for this trade name as a component of selling and marketing expenses during the three and nine months ended September 30, 2023, respectively. The Company recorded $1.8 million and $5.6 million of amortization expense for this trade name as a component of selling and marketing expenses during the three and nine months ended September 30, 2022, respectively.

Due to reduced revenue and margin forecasts for certain products, the Company performed an interim test for impairment of indefinite-lived intangible assets as of September 30, 2022. The fair value of the indefinite-lived trade name was calculated using a relief-from-royalty approach and was determined to be lower than its carrying value, primarily due to the reduced revenue and margin forecasts for certain supplements. The Company recorded a $1.0 million non-cash impairment charge for these intangible assets during the three and nine months ended September 30, 2022.

Long-Lived Assets

Management reviews long-lived assets (including property and equipment, content assets, and definite-lived intangible assets) for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Recoverability of assets is determined by comparing their carrying value to the forecasted undiscounted cash flows associated with the assets. If the evaluation of the forecasted cash flows indicates that the carrying value of the assets is not recoverable, the assets are written down to their fair value. The Company performed a test for recoverability at June 30, 2023 and concluded that the carrying value of its long-lived assets is recoverable.

Recently Adopted Accounting Pronouncements

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires an acquirer to apply ASC 606 to recognize and measure contract assets and liabilities from contracts with customers acquired in a business combination on the acquisition date rather than the general guidance in ASC 805. The Company adopted this new accounting guidance on a prospective basis on January 1, 2023, and the adoption did not have a material effect on its unaudited condensed consolidated financial statements.

In September 2022, the FASB issued ASU 2022-04, Liabilities-Supplier Finance Programs (Topic 405-50) - Disclosure of Supplier Finance Program Obligations, which requires that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of financial statements to understand the program’s nature, activity during the period, changes from period to period, and potential magnitude. The Company adopted this new accounting guidance on a prospective basis on January 1, 2023, and the adoption did not have a material effect on its unaudited condensed consolidated financial statements.

2. Revenue

The Company’s revenue disaggregated by geographic region is as follows (in thousands):

	Three months ended September 30,
	2023	2022

Geographic region:
United States	$114,735	$149,132
Rest of world[1]	13,514	16,843
Total revenue	$128,250	$165,975

	Nine months ended September 30,
	2023	2022

Geographic region:
United States	$366,680	$487,760
Rest of world[1]	41,419	56,273
Total revenue	$408,099	$544,033

(1) Consists of Canada, United Kingdom, and France. Other than the United States, no single country accounted for more than 10% of total revenue during the three and nine months ended September 30, 2023 and 2022.

The Company determined that, in addition to the preceding table, the disaggregation of revenue by revenue type as presented in the unaudited condensed consolidated statements of operations achieves the disclosure requirement to disaggregate revenue into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

Deferred Revenue

Deferred revenue is recorded for nonrefundable cash payments received for the Company’s performance obligation to transfer, or stand ready to transfer, goods or services in the future. Deferred revenue consists of subscription fees billed that have not been recognized and physical products sold that have not yet been delivered. During the three and nine months ended September 30, 2023, the Company recognized $13.0 million and $90.9 million, respectively, of revenue that was included in the deferred revenue balance as of December 31, 2022. During the three and nine months ended September 30, 2022, the Company recognized $14.1 million and $102.2 million, respectively, of revenue that was included in the deferred revenue balance as of December 31, 2021.

3. Fair Value Measurements

The Company’s financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows (in thousands):

	September 30, 2023
	Level 1	Level 2	Level 3

Assets
Derivative assets	$—	$39	$—
Restricted short-term investments	—	4,250	—
Total assets	$—	$4,289	$—

Liabilities
Public warrants	$190	$—	$—
Private placement warrants	—	—	6
Term Loan warrants	—	—	849
Total liabilities	$190	$—	$855

	December 31, 2022
	Level 1	Level 2	Level 3

Assets
Derivative assets	$—	$462	$—
Total assets	$—	$462	$—

Liabilities
Public Warrants	$415	$—	$—
Private Placement Warrants	—	—	107
Term Loan Warrants	—	—	1,226
Total liabilities	$415	$—	$1,333

Fair values of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate the recorded value due to the short period of time to maturity. Restricted short-term investments of $4.3 million at September 30, 2023 consist of a one-year certificate of deposit (“CD”) that matures on July 26, 2024 with an interest rate of 4.8%. The fair value of the public warrants, which trade in active markets, is based on quoted market prices. The fair value of derivative instruments is based on Level 2 inputs such as observable forward rates, spot rates, and foreign currency exchange rates. The Company’s private placement and Term Loan Warrants (defined later) are classified within Level 3 of the fair value hierarchy because their fair values are based on significant inputs that are unobservable in the market.

Private Placement Warrants

The Company determined the fair value of the private placement warrants using a Black-Scholes option-pricing model and the quoted price of the Company’s Class A Common Stock. Volatility was based on the implied volatility derived primarily from the average of the actual market activity of the Company’s peer group. The expected life was based on the remaining contractual term of the private placement warrants, and the risk-free interest rate was based on the implied yield available on U.S. treasury securities with a maturity equivalent to the private placement warrants expected life. The significant unobservable input used in the fair value measurement of the private placement warrants is the implied volatility. Significant changes in the implied volatility would result in a significantly higher or lower fair value measurement, respectively.

The following table presents significant assumptions utilized in the valuation of the private placement warrants on September 30, 2023 and December 31, 2022:

	September 30, 2023	December 31, 2022

Risk-free rate	4.9%	4.2%
Dividend yield rate	—	—
Volatility	75.0%	75.0%
Contractual term (in years)	2.74	3.49
Exercise price	$11.50	$11.50

The following table presents changes in the fair value of the private placement warrants for the three and nine months ended September 30, 2023 and 2022 (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Balance, beginning of period	$53	$800	$107	$2,133
Change in fair value	(47)	(160)	(101)	(1,493)
Balance, end of period	$6	$640	$6	$640

For the three and nine months ended September 30, 2023 and 2022, the change in the fair value of private placement warrants resulted from the change in price of the Company’s Class A Common Stock, remaining contractual term and risk-free rate. The changes in fair value are included in the unaudited condensed consolidated statements of operations as a component of change in fair value of warrant liabilities and in the unaudited condensed consolidated balance sheets as other liabilities.

Term Loan Warrants

The Company determined the fair value of the Term Loan Warrants (defined later) using a Black-Scholes option-pricing model and the quoted price of the Company’s Class A Common Stock. Volatility was based on the implied volatility derived primarily from the average of the actual market activity of the Company’s peer group. The expected life was based on the remaining contractual term of the Term Loan Warrants, and the risk-free interest rate was based on the implied yield available on U.S. treasury securities with a maturity equivalent to the Term Loan Warrants expected life. The significant unobservable input used in the fair value measurement of the Term Loan Warrants is the implied volatility. Significant changes in the implied volatility would result in a significantly higher or lower fair value measurement, respectively. See Note 9, Debt, for additional information regarding the Term Loan Warrants.

The following table presents significant assumptions utilized in the valuation of the Term Loan Warrants at September 30, 2023 and December 31, 2022:

	September 30, 2023	December 31, 2022

Risk-free rate	4.6%	4.0%
Dividend yield rate	—	—
Volatility	75.0%	75.0%
Contractual term (in years)	5.86	6.61
Exercise price	$0.41	$1.85

The following table presents changes in the fair value of the Term Loan Warrants for the three and nine months ended September 30, 2023 and 2022 (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Balance, beginning of period	$802	$—	$1,226	$—
Issued in connection with Term Loan	—	5,236	—	5,236
Amended in connection with Second Amendment	802	—	802	—
Change in fair value	(755)	(2,123)	(1,179)	(2,123)
Balance, end of period	$849	$3,113	$849	$3,113

For the three and nine months ended September 30, 2023, the change in the balance of the Term Loan Warrants was due to the amendment of the Term Loan Warrants, which reduced the exercise price from $1.85 per share to $0.41 per share which resulted in an increase in the fair value of the Term Loan Warrants of $0.8 million as of the Second Amendment Effective Date (defined later) and the change in the fair value of the Term Loan Warrants resulting from the change in price of the Company’s Class A Common Stock, the remaining contractual term and the risk-free rate. The changes in fair value are included in the unaudited condensed consolidated statements of operations as a component of change in fair value of warrant liabilities and in the unaudited condensed consolidated balance sheets as other liabilities.

4. Inventory, Net

Inventory, net consists of the following (in thousands):

	September 30, 2023	December 31, 2022

Raw materials and work in process	$13,529	$13,380
Finished goods	18,218	40,680
Total inventory, net	$31,747	$54,060

Adjustments to the carrying value of excess inventory and inventory on hand to net realizable value were $4.3 million and $9.4 million during the three and nine months ended September 30, 2023, respectively, and $0.3 million and $32.3 million during the three and nine months ended September 30, 2022, respectively. These adjustments are included in the unaudited condensed consolidated statements of operations as a component of nutrition and other cost of revenue and connected fitness cost of revenue. The Company recorded $0.9 million and $2.3 million of these adjustments in nutrition and other cost of revenue for the three and nine months ended September 30, 2023, respectively, and $2.6 million and $7.0 million during the three and nine months ended September 30, 2022, respectively. The Company also recorded $3.4 million and $7.1 million of these adjustments in connected fitness cost of revenue for the three and nine months ended September 30, 2023 respectively, and $(2.3) million and $25.3 million during the three and nine months ended September 30, 2022, respectively.

5. Other Current Assets

Other current assets consist of the following (in thousands):

	September 30, 2023	December 31, 2022
Deferred partner costs	$37,073	$31,270
Deposits	7,381	4,527
Accounts receivable, net	1,484	866
Other	1,795	2,585
Total other current assets	$47,733	$39,248

6. Property and Equipment, Net

Property and equipment, net consists of the following (in thousands):

	September 30, 2023	December 31, 2022

Computer software and web development	$230,758	$236,533
Computer equipment	23,539	24,240
Buildings	5,158	5,158
Leasehold improvements	4,600	4,600
Furniture, fixtures and equipment	1,207	1,222
Computer software and web development projects in-process	1,045	5,147
Property and equipment, gross	266,307	276,900
Less: Accumulated depreciation	(215,979)	(202,753)
Total property and equipment, net	$50,328	$74,147

During the three and nine months ended September 30, 2022, primarily due to the consolidation of the Company's digital platforms and office lease assignment, the Company disposed of certain property and equipment no longer in use. The Company recognized a net loss of $0.3 million and $0.7 million during the three and nine months ended September 30, 2022, respectively. There were no similar dispositions in the three and nine months ended September 30, 2023.

The Company recorded depreciation expense related to property and equipment in the following expense categories of its unaudited condensed consolidated statements of operations as follows (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Cost of revenue	$4,582	$5,068	$14,791	$21,892
Selling and marketing	—	—	—	381
Enterprise technology and development	3,902	7,676	12,768	22,611
General and administrative	1	1	2	242
Total depreciation	$8,485	$12,745	$27,561	$45,126

7. Accrued Expenses

Accrued expenses consist of the followings (in thousands):

	September 30, 2023	December 31, 2022
Partner costs	$14,086	$14,535
Inventory, shipping and fulfillment	7,258	11,687
Employee compensation and benefits	8,561	20,584
Sales and other taxes	3,992	4,818
Information technology	2,025	2,207
Advertising	1,715	1,176
Customer service expenses	658	956
Other accrued expenses	7,895	8,467
Total accrued expenses	$46,190	$64,430

Advertising costs, which are primarily comprised of social media, television media, and internet advertising expenses and also include print, radio, and infomercial production costs, were $8.9 million and $26.0 million for the three and nine months ended September 30, 2023, respectively, and $7.2 million and $29.8 million for the three and nine months ended September 30, 2022, respectively.

On September 29, 2023, the Company entered into a financing agreement with IPFS Corporation of California ("IPFS") to finance certain of its annual insurance premiums. The Company financed $2.6 million, which will be paid over a ten month period with the first payment due on November 1, 2023. The financing has an interest rate of 8.83% and IPFS has a security interest in the underlying policies that have been financed. The $2.6 million outstanding as of September 30, 2023 is recorded in other current liabilities and prepaid expenses in the condensed consolidated balance sheet.

8. Commitments and Contingencies

Inventory Purchase and Service Agreements

The Company has noncancelable inventory purchase and service agreements with multiple service providers which expire at varying dates through 2028. During the three and nine months ended September 30, 2023 there were no losses on inventory purchase commitments. During the three and nine months ended September 30, 2022, the Company recorded losses on inventory purchase commitments related to connected fitness hardware of approximately zero and $2.3 million, respectively. These losses are included in connected fitness cost of revenue in the unaudited condensed consolidated statements of operations. Service agreement obligations include amounts related to fitness and nutrition trainers, future events, information systems support, and other technology projects.

Future minimum payments under noncancelable service and inventory purchase agreements for the periods succeeding September 30, 2023 are as follows (in thousands):

Three months ending December 31, 2023	$12,216
Year ending December 31, 2024	3,567
Year ending December 31, 2025	1,475
Year ending December 31, 2026	100
Year ending December 31, 2027	75
Thereafter	75
$17,508

The preceding table excludes royalty payments to fitness trainers, talent, and others that are based on future sales as such amounts cannot be reasonably estimated. During the nine months ended September 30, 2023 the Company paid $3.5 million of royalty payments exclusive of guaranteed payments.

Lease Commitments

The Company leases facilities under noncancelable operating leases expiring through 2027 and certain equipment under a finance lease expiring in 2024. These lease obligations will require payments of approximately $0.6 million during the three months ending December 31, 2023, $2.1 million for the year ending December 31, 2024 and $1.5 million in total thereafter through 2027.

Contingencies

The Company is subject to litigation from time to time in the ordinary course of business. Such claims typically involve its products, intellectual property, and relationships with suppliers, customers, distributors, employees, and others. Contingent liabilities are recorded when it is both probable that a loss has occurred and the amount of the loss can be reasonable estimated. Although it is not possible to predict how litigation and other claims will be resolved, the Company does not believe that any currently identified claims or litigation matters will have a material adverse effect on its consolidated financial position or results of operations.

9. Debt

On August 8, 2022 (the “Effective Date”), the Company, Beachbody, LLC as borrower (a wholly owned subsidiary of the Company), and certain other subsidiaries of the Company as guarantors (the “Guarantors”), the lenders (the “Lenders”), and Blue Torch Finance, LLC, ("Blue Torch") as administrative agent and collateral agent for such lenders (the “Term Loan Agent”) entered into a financing agreement which was subsequently amended (collectively with any amendments thereto, the “Financing Agreement”). The Financing Agreement provides for senior secured term loans on the Effective Date in an aggregate principal amount of $50.0 million (the “Term Loan”) which was drawn on the Effective Date. In addition, the Financing Agreement permits the Company to borrow up to an additional $25.0 million, subject to the terms and conditions set forth in the Financing Agreement. Borrowings under the Term Loan are unconditionally guaranteed by the Guarantors, and all present and future material U.S. and Canadian subsidiaries of the Company. Such security interest consists of a first-priority perfected lien on substantially all property and assets of the Company and subsidiaries, including stock pledges on the capital stock of the Company’s material and direct subsidiaries, subject to customary carveouts. In connection with the Financing Agreement, the Company incurred $4.2 million of third-party debt issuance costs which are recorded in the unaudited condensed consolidated balance sheets as a reduction of long-term debt as of September 30, 2023 and December 31, 2022 and are being amortized over the term of the Term Loan using the effective-interest method.

The Term Loan borrowings may take the form of base rate (“Reference Rate”) loans or Secured Overnight Financing Rate (“SOFR Rate”) loans. Reference Rate loans bear interest at a rate per annum equal to the sum of an applicable margin of 6.15% per annum, plus the greater of (a) 2.00% per annum, (b) the Federal Funds Rate plus 0.50% per annum, (c) the SOFR Rate (based upon an interest period of 1 month) plus 1.00% per annum, and (d) the rate last quoted by The Wall Street Journal. SOFR Rate loans bear interest at a rate per annum equal to the sum of an applicable margin of 7.15% and the SOFR Rate (based upon an interest period of three months). The SOFR Rate is subject to a floor of 1.00%. In addition, the Term Loan borrowings bear additional interest at 3.00% per annum, paid in kind by capitalizing such interest and adding such capitalized interest to the outstanding principal amount of the Term Loan on each anniversary of the Effective Date. The Term Loan was a SOFR Rate loan, with a cash interest rate of 12.21% for the nine months ended September 30, 2023. The Company recorded $2.1 million and $6.8 million of interest related to the Term Loan during the three and nine months ended September 30, 2023, respectively.

On July 24, 2023 (the "Second Amendment Effective Date"), the Company and Blue Torch entered into Amendment No. 2 to the Financing Agreement (the "Second Amendment"), which amended the Company's existing Financing Agreement. The Second Amendment, among other things, amended certain terms of the Financing Agreement including, but not limited to, (1) amended the minimum revenue financial covenant to test revenue levels for each fiscal quarter on a standalone basis, and to adjust the minimum revenue levels to (a) $100.0 million, commencing with the fiscal quarter ended June 30, 2023, for each fiscal quarter ending on or prior to March 31, 2024 and (b) $120.0 million for each fiscal quarter thereafter and or prior to December 31, 2025; (2) amended the minimum liquidity financial covenant to adjust the minimum liquidity levels to (a) $20.0 million at all times from the Second Amendment Effective Date through March 31, 2024 and (b) $25.0 million at all times thereafter through the maturity of the Term Loan; (3) modified the maturity date of the Term Loan from August 8, 2026 to February 8, 2026; and (4) amended certain financial definitions, reporting covenants and other covenants thereunder. The Company was in compliance with these covenants as of September 30, 2023.

In connection with the Second Amendment, on the Second Amendment Effective Date, the Company made a partial prepayment on the Term Loan of $15.0 million along with the related prepayment premium of 5% ($0.8 million) and accrued interest ($0.1 million). The Company also incurred a 1% fee as paid in kind on the outstanding Term Loan balance prior to the prepayment (fee of $0.5 million) which is recorded as incremental third party debt issuance costs and is being amortized over the amended term of the Term Loan using the effective-interest method. The partial prepayment of $15.0 million was accounted for as a partial debt extinguishment and the Company wrote off the proportionate amount of unamortized debt discount and debt issuance costs as of the Second Amendment Effective Date ($2.4 million) which in addition to the prepayment premium ($0.8 million) was recorded as a loss on partial debt extinguishment of $3.2 million in the three and nine months ended September 30, 2023. As of September 30, 2023, the principal balance outstanding (including capitalized paid in kind interest) under the Term Loan was $35.6 million.

If there is an event of default, including not being in compliance with either of the financial covenants, the Term Loan will bear interest from the date of such event of default until the event of default is cured or waived in writing by the Lenders at the Post Default Rate, which is the rate of interest in effect pursuant to the Financing Agreement plus 2.00%. In the event of default, or voluntary prepayment of a portion of the Term Loan by the Company, the Lenders could also require repayment of the outstanding balance of the Term Loan including the prepayment premium of (a) 5.0% if repaid before the 1st anniversary of the Effective Date, (b) 3.0% if repaid before the 2nd anniversary of the Effective Date, (c) 2.0% if repaid before the 3rd anniversary date of the Effective Date, and (d) 0.0% if repaid after the 3rd anniversary date of the Effective Date.

The Financing Agreement also contains customary representations, warranties, and covenants, which include, but are not limited to, restrictions on indebtedness, liens, restricted payments, asset sales, affiliate transactions, changes in line of business, investments, negative pledges and amendments to organizational documents and material contracts. The Financing Agreement contains customary events of default, which among other things include (subject to certain exceptions and cure periods): (1) failure to pay principal, interest, or any fees or certain other amounts when due; (2) breach of any representation or warranty, covenant, or other agreement in the Financing Agreement and other related loan documents; (3) the occurrence of a bankruptcy or insolvency proceeding with respect to any Loan Party; (4) any failure by a Loan Party to make a payment with respect to indebtedness having an aggregate principal amount in excess of a specified threshold; and (5) certain other customary events of default.

In connection with the Term Loan, the Company issued to certain holders affiliated with Blue Torch warrants for the purchase of 4,716,756 shares of the Company’s Class A Common Stock at an exercise price of $1.85 per share (the "Term Loan Warrants"). The Term Loan Warrants vest on a monthly basis over four years, with 30%, 30%, 20% and 20% vesting in the first, second, third and fourth years, respectively. The Term Loan Warrants have a seven-year term from the Effective Date. See Note 3, Fair Value Measurements, for information on the valuation of the Term Loan Warrants. The Term Loan Warrants were recorded in the unaudited condensed consolidated balance sheets as warrant liabilities. The initial fair value of the Term Loan Warrants, of $5.2 million, is being amortized as a debt discount over the term of the Term Loan using the effective-interest method. In connection with the Second Amendment, the Company also amended and restated the Term Loan Warrants. The amendment of the Term Loan Warrants amended the exercise price from $1.85 per share to $0.41 per share. The amended exercise price increased the fair value of the Term Loan Warrants as of the Second Amendment Effective Date by $0.8 million and was recorded as of the Second Amendment Effective Date as an incremental debt discount, and in addition to the remaining debt discount is being amortized over the amended term of the Term Loan using the effective-interest method.

The aggregate amounts of payments due for the periods succeeding September 30, 2023 and reconciliation of the Company’s debt balances, net of debt discount and debt issuance costs, are as follows (in thousands):

Three months ending December 31, 2023	$313
Year ending December 31, 2024	1,563
Year ending December 31, 2025	2,500
Year ending December 31, 2026	31,033
Total debt	$35,409
Less current portion	(1,250)
Less unamortized debt discount and debt issuance costs	(6,572)
Add capitalized paid-in-kind interest	155
Total long-term debt	$27,742

Principal payments on the Term Loan are $1.3 million per year from the Effective Date to September 30, 2024, payable on a quarterly basis, and thereafter, are $2.5 million per year, payable on a quarterly basis, with the remaining principal amount due on the maturity date of the Term Loan.

10. Stockholders’ Equity

As of September 30, 2023, 2,000,000,000 shares, $0.0001 par value per share are authorized, of which, 1,600,000,000 shares are designated as Class A Common Stock, 200,000,000 shares are designated as Class X Common Stock, 100,000,000 shares are designated as Class C Common Stock and 100,000,000 shares are designated as Preferred Stock.

Holders of each share of each class of Common Stock are entitled to dividends when, as, and if declared by the Company’s board of directors, subject to the rights and preferences of any holders of Preferred Stock outstanding at the time. The holder of each Class A Common Stock is entitled to one vote, the holder of each share of Class X Common Stock is entitled to ten votes and except as otherwise required by law, the holder of each share of Class C Common Stock is not entitled to any voting powers.

On June 15, 2023, the Company and Carl Daikeler, the Company’s co-founder and chief executive officer (“CEO”) entered into a forfeiture agreement (“the Forfeiture Agreement”), pursuant to which Mr. Daikeler as of June 15, 2023 forfeited 8 million shares of the Company’s common stock that he owned, comprised of 3,199,946 shares of Class A common stock and 4,800,054 shares of Class X Common stock, each with a par value of $0.0001. No consideration was provided to Mr. Daikeler for the forfeiture of these shares. The forfeiture of the shares resulted in the reduction of each of common stock and additional paid in capital by $800 in the September 30, 2023 condensed consolidated balance sheets.

Accumulated Other Comprehensive Income (Loss)

The following tables summarize changes in accumulated other comprehensive income (loss) by component during the three months ended September 30, 2023 and 2022 (in thousands):

	Unrealized Gain (Loss) on Derivatives	Foreign Currency Translation Adjustment	Total

Balances at June 30, 2022	$(39)	$(36)	$(75)
Other comprehensive income (loss) before reclassifications	444	(129)	315
Amounts reclassified from accumulated other comprehensive income (loss)	(2)	—	(2)
Tax effect	111	—	111
Balances at September 30, 2022	$514	$(165)	$349

Balances at June 30, 2023	$(284)	$(49)	$(333)
Other comprehensive income (loss) before reclassifications	(7)	(50)	(57)
Amounts reclassified from accumulated other comprehensive income (loss)	157	—	157
Tax effect	38	—	38
Balances at September 30, 2023	$(96)	$(99)	$(195)

The following tables summarize changes in accumulated other comprehensive income (loss) by component during the nine months ended September 30, 2023 and 2022 (in thousands):

	Unrealized Gain (Loss) on Derivatives	Foreign Currency Translation Adjustment	Total

Balances at December 31, 2021	$(32)	$11	$(21)
Other comprehensive loss before reclassifications	295	(176)	119
Amounts reclassified from accumulated other comprehensive income (loss)	141	—	141
Tax effect	110	—	110
Balances at September 30, 2022	$514	$(165)	$349

Balances at December 31, 2022	$131	$(94)	$37
Other comprehensive income (loss) before reclassifications	(314)	(5)	(319)
Amounts reclassified from accumulated other comprehensive income (loss)	131	—	131
Tax effect	(44)	—	(44)
Balances at September 30, 2023	$(96)	$(99)	$(195)

11. Equity-Based Compensation

Equity Compensation Plans

A summary of the option activity under the Company’s equity compensation plans is as follows:

	Options Outstanding
	Number of Options	Weighted-Average Exercise Price (per option)	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2022	48,414,625	$2.65	6.35	$—
Granted	27,346,753	0.46
Forfeited	(9,199,664)	2.53
Expired	(4,179,401)	2.60
Outstanding at September 30, 2023	62,382,313	$0.71	7.45	$—
Exercisable at September 30, 2023	21,225,179	$1.04	4.01	$—

A summary of restricted stock unit ("RSU") activity is as follows:

	RSUs Outstanding
	Number of RSUs	Weighted-Average Fair Value (per RSU)
Outstanding at December 31, 2022	3,159,185	$1.45
Granted	23,121,170	0.58
Vested	(11,253,084)	0.68
Forfeited	(974,173)	0.74
Outstanding at September 30, 2023	14,053,098	$0.66

The fair value of RSUs vested during the three and nine months ended September 30, 2023 was $0.1 million and $7.7 million, respectively. $0.7 million and $2.2 million was the fair value of RSUs vested during the three and nine months ended September 30, 2022, respectively.

On January 1, 2023, the number of shares available for issuance under the 2021 Incentive Award Plan (the “2021 Plan”) increased by 15,608,106 pursuant to the terms of the 2021 Plan. As of September 30, 2023, 14,805,017 shares of Class A Common Stock were available for issuance under the 2021 Plan.

Vested RSUs included shares of common stock that the Company withheld on behalf of certain employees to satisfy the minimum statutory tax withholding requirements, as defined by the Company. The Company withheld shares of common stock with an aggregate fair value and remitted taxes of $2.2 million during the nine months ended September 30, 2023, which were classified as financing cash outflows in the unaudited condensed consolidated statements of cash flows. The Company canceled and returned these shares to the 2021 Plan, which are available under the plan terms for future issuance.

On June 14, 2023, the Board of Directors of the Company (“the Board”) adopted the Company’s 2023 Employment Inducement Incentive Award Plan (the “Inducement Plan”) for the grant of non-qualified stock options, stock appreciation rights, restricted stock, RSU's, dividend equivalents and other stock or cash-based awards to prospective employees. The Board reserved 23,883,265 shares of the Company’s common stock for issuance pursuant to the awards granted under the Inducement Plan.

Effective as of June 15, 2023, the Company appointed Mark Goldston as Executive Chairman, replacing the service of Mr. Daikeler in his capacity as Chairman of the Board. Mr. Daikeler continues to serve as the Company’s CEO and as a director. In connection with the employment offer letter to Mr. Goldston, he was granted a stock option under the Inducement Plan, covering an aggregate of

23,883,265 shares of the Company’s Class A common stock, par value $0.0001 per share (the “Option”). Of this amount, 7,961,088 shares subject to the Option will vest based on continued service (the “Time-Vesting Options”) and 15,922,177 shares will vest based on the attainment of applicable performance goals and continued service (the “Performance-Vesting Options”). The Time-Vesting Options will vest and become exercisable with respect to 25% of the Time-Vesting Options subject to the Option on each of the first four anniversaries of June 15, 2023. The Performance-Vesting Options will vest and become exercisable based on both (1) the achievement of pre-determined price per share goals and (2) Mr. Goldston’s service through the applicable vesting date. Any earned Performance-Vesting Options will vest and become exercisable as of the later of (1) June 15, 2024, and (2) the date on which the applicable price per share goal is achieved. The weighted average exercise price of the Performance-Vesting Options was $0.44 per option and none of the Performance-Vesting Options were exercisable as of September 30, 2023.

Vesting tranche Number of Performance -Vesting Options Price per share goal

Tranche 1 3,980,544 $1.00

Tranche 2 3,980,544 $1.50

Tranche 3 3,980,544 $2.00

Tranche 4 3,980,545 $2.50

The share price is measured by averaging the fair market value (as defined in the Inducement Plan) per share over any 30 consecutive trading-day period.

Employee Stock Purchase Plan

In May 2022, the Company established an employee stock purchase plan (the “ESPP”), the terms of which allow for qualified employees to participate in the purchase of designated shares of the Company’s common stock at a price equal to 85% of the lower of the closing price at the beginning or ending of each six-month purchase period.

During the nine months ended September 30, 2023, 981,853 shares of the Company’s common stock were issued pursuant to the ESPP at an average price of $0.46 per share.

Stock-based compensation expense associated with the Company’s ESPP is based on fair value estimated on the date of grant using the Black-Scholes option pricing valuation model and the following weighted-average assumptions for grants during the nine months ended September 30, 2023:

Nine months ended September 30,
2023
Risk-free rate	4.6%
Dividend yield rate	—
Volatility	55.3%
Expected term (in years)	0.50
Weighted-average grant date fair value	$0.14

Equity-Based Compensation Expense

The fair value of each award that vests solely based on time as of the date of grant is estimated using a Black-Scholes option-pricing model. The following table summarizes the weighted-average assumptions used to determine the fair value of time vested option grants:

	Nine months ended September 30,
	2023	2022
Risk-free rate	3.8%	2.9%
Dividend yield rate	—	—
Volatility	54.8%	52.5%
Expected term (in years)	5.92	6.08
Weighted-average grant date fair value	$0.27	$0.63

The fair value of the Performance-Vesting Options as of the date of grant is estimated using a Monte Carlo simulation. The following table summarizes the weighted average assumptions used to determine the fair value of the Performance-Vesting Options:

Nine months ended September 30,
2023
Risk-free rate	3.7%
Dividend yield rate	—
Volatility	53.7%
Expected term (in years)	10.00
Weighted-average grant date fair value	$0.26

Equity-based compensation expense for the three and nine months ended September 30, 2023 and 2022 was as follows (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Cost of revenue	$795	$413	$2,551	$1,130
Selling and marketing	2,689	2,578	7,846	5,235
Enterprise technology and development	394	364	1,097	1,274
General and administrative	2,558	2,246	7,658	5,527
Total equity-based compensation	$6,436	$5,601	$19,152	$13,166

In connection with the restructuring activities that took place during the three and nine months ended September 30, 2023, the Company modified certain stock awards of terminated employees (approximately 25 employees in the three month period ended September 30, 2023 and approximately 100 employees in the three months ended March 31, 2023). The modifications included accelerating the vesting of any options that would have vested within three months of the employees termination date, and all vested options will be available for exercise for a total of six months after the employees’ termination date (that is, three months in addition to the standard three months per original agreement). As a result of these modifications, the Company recognized approximately zero and $1.0 million reduction to equity-based compensation expense within general and administrative expense in the unaudited condensed consolidated statements of operations for the three and nine months ended September 30, 2023, respectively.

Repricing of Stock Options

The Company determined that a significant portion of the outstanding stock options had an exercise price per share that was significantly higher than the current fair market value of the Company’s common stock (the “Underwater Options”). In order to help retain and motivate holders of Underwater Options, and align their interests with those of stockholders, on September 14, 2023, the Compensation Committee of the Board of Directors resolved that it was in the best interests of the Company and its stockholders to amend certain of the Underwater Options (the “Amended Underwater Options”) for current employees and consultants of the Company that were either (1) not maturing in fiscal 2023 or (2) that had not been issued at an exercise price of less than $1 in the prior twelve months, to reduce the exercise price of each Amended Underwater Option to the closing per share price of the Company’s common stock on September 14, 2023 (the “Repricing”). The Company had 26.6 million Amended Underwater Options which had their exercise price amended to $0.347 per option.

Excluded from the Repricing were, among others, Underwater Options held by members of the Board of Directors, the Company's CEO and Executive Chairman; any Underwater Options with an exercise price less than $1.00; and options granted to consultants who are no longer providing services to the Company. Except for the modification of the exercise price, all other terms and conditions of the Amended Underwater Options remain in effect.

The Company determined that the Repricing represented a modification of share-based awards under ASC 718. Accordingly, the Company recognized incremental stock-based compensation of $1.6 million which was recorded in the three and nine months ended September 30, 2023, related to 12.8 million vested Amended Underwater Options. At September 30, 2023, $1.5 million incremental unrecognized compensation expense related to 13.8 million unvested Amended Underwater Options will be recognized as expense over the requisite service period in which the options vest, or 1.6 years.

As of September 30, 2023, the total unrecognized equity-based compensation expense was $37.4 million, which will be recognized over a weighted-average remaining period of 2.66 years.

12. Derivative Financial Instruments

As of September 30, 2023 and December 31, 2022, the notional amount of the Company’s outstanding foreign exchange options was $10.0 million and $17.6 million, respectively. There were no outstanding forward contracts as of September 30, 2023 and December 31, 2022.

The following table shows the pre-tax effects of the Company’s derivative instruments on its unaudited condensed consolidated statements of operations (in thousands):

		Three months ended September 30,		Nine months ended September 30,
	Financial Statement Line Item	2023	2022	2023	2022

Unrealized gains (losses)	Other comprehensive income (loss)	$(7)	$444	$(314)	$295

Gains (losses) reclassified from accumulated other	Cost of revenue	$(67)	$3	$(56)	$(59)
comprehensive income (loss) into net loss	General and administrative	(90)	(1)	(75)	(82)
Total amounts reclassified		$(157)	$2	$(131)	$(141)

Gains (losses) recognized on derivatives not designated as hedging instruments	Cost of revenue	$(3)	$159	$(98)	$114

13. Restructuring

In 2023, restructuring charges primarily relate to activities focused on aligning the Company's operations with its key growth priorities. Restructuring charges in 2022 relate to the consolidation of our streaming fitness and nutrition offerings into a single Beachbody platform. The Company recognized restructuring costs of $1.3 million and $6.6 million during the three and nine months ended September 30, 2023, respectively, comprised primarily of termination benefits related to headcount reductions, of which $1.3 million is included in accrued expenses in the unaudited condensed consolidated balance sheets at September 30, 2023 which are expected to be completed by December 31, 2023. The Company recognized restructuring costs of $1.5 million and $10.0 million during the three and nine months ended September 30, 2022, respectively, comprised primarily of termination benefits related to headcount reductions. In accordance with GAAP, employee termination benefits were recognized at the date employees were notified and post-employment benefits were accrued as the obligation was probable and estimable. Benefits for employees who provided service greater than 60 days from the date of notification were recognized ratably over the service period.

The following table summarizes activity in the Company’s restructuring-related liability during the three months ended September 30, 2023 and 2022, respectively (in thousands):

	Balance at	Restructuring	Payments /	Liability at
	June 30, 2023	Charges	Utilizations	September 30, 2023
Employee-related costs	$256	$1,270	$(215)	$1,311
Total costs	$256	$1,270	$(215)	$1,311

	Balance at	Restructuring	Payments /	Liability at
	June 30, 2022	Charges	Utilizations	September 30, 2022
Employee-related costs	$1,320	$1,492	$(879)	$1,933
Total costs	$1,320	$1,492	$(879)	$1,933

The following table summarizes the activity in the Company’s restructuring related liability during the nine months ended September 30, 2023 and 2022, respectively (in thousands):

	Balance at	Restructuring	Payments /	Liability at
	December 31, 2022	Charges	Utilizations	September 30, 2023
Employee-related costs	$469	$6,550	$(5,708)	$1,311
Total costs	$469	$6,550	$(5,708)	$1,311

	Balance at	Restructuring	Payments /	Liability at
	December 31, 2021	Charges	Utilizations	September 30, 2022
Employee-related costs	$—	$10,047	$(8,114)	$1,933
Total costs	$—	$10,047	$(8,114)	$1,933

During the nine months ended September 30, 2022, the Company determined that the useful life of certain computer software and web development assets and content assets would end upon the completion of its platform consolidation. The Company accelerated depreciation of these computer software and web development assets and recorded no accelerated depreciation and $3.4 million of additional depreciation expense as a component of digital cost of revenue and nutrition and other cost of revenue during the three and nine months ended September 30, 2022, respectively. The Company also accelerated amortization of these content assets and recorded $0.1 million and $2.7 million of additional amortization as a component of digital cost of revenue during the three and nine months ended September 30, 2022, respectively.

14. Income Taxes

The Company recorded a provision for income taxes of $0.1 million for the three and nine months ended September 30, 2023, and a benefit for income taxes of $0.5 million and $1.5 million for the three and nine months ended September 30, 2022, respectively. The effective tax rate was (0.2)% and (0.1)% for the three and nine months ended September 30, 2023, respectively, and the effective tax rate was 1.6% and 1.0% for the three and nine months ended September 30, 2022, respectively.

The tax provision for interim periods is determined using an estimate of the Company’s annual effective tax rate, adjusted for discrete items arising in that quarter. The Company’s effective tax rate differs from the U.S. statutory tax rate in the three and nine months ended September 30, 2023 primarily due to changes in valuation allowances on deferred tax assets as it is more likely than not that some or all of the Company’s deferred tax assets will not be realized.

The Company evaluates its tax positions on a quarterly basis and revises its estimate accordingly. There were no material changes to the Company’s uncertain tax positions, interest, or penalties during the three and nine months ended September 30, 2023.

15. Earnings (Loss) per Share

The computation of loss per share of Class A and Class X Common Stock is as follows (in thousands, except share and per share information):

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Numerator:
Net loss	$(32,666)	$(33,859)	$(87,602)	$(149,259)

Denominator:
Weighted-average common shares outstanding, basic and diluted	308,931,120	307,949,355	310,793,724	307,178,173

Net loss per common share, basic and diluted	$(0.11)	$(0.11)	$(0.28)	$(0.49)

Basic net loss per common share is the same as dilutive net loss per common share for each of the three and nine months ended September 30, 2023 and 2022 as the inclusion of all potential common shares would have been antidilutive. The weighted average common shares outstanding (basic and diluted) in the above table exclude the 8 million shares that were forfeited by Mr. Daikeler for the period of time after they were forfeited (June 15, 2023).

The following table presents the common shares that are excluded from the computation of diluted net loss per common share as of the periods presented because including them would have been antidilutive:

	September 30,
	2023	2022

Options	62,382,313	50,918,670
RSUs	14,053,098	3,159,185
Compensation warrants	3,980,656	3,980,656
Public and private placement warrants	15,333,333	15,333,333
Term Loan warrants	4,716,756	4,716,756
Earn-out shares	3,750,000	3,750,000
	104,216,156	81,858,600

See Note 11, Equity-Based Compensation, for additional information on the Performance-Vesting Options.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this Quarterly Report on Form 10-Q (this “Report”) as well as our financial statements and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the year ended December 31, 2022 (our "Form 10-K"). Unless otherwise indicated, the terms “BODi,” “we,” “us,” or “our” refer to The Beachbody Company, Inc., a Delaware corporation, together with its consolidated subsidiaries.

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including statements about the financial condition, results of operations, earnings outlook and prospects of the Company. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on our current expectations as applicable and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to the following:

•
our future financial performance, including our expectations regarding our revenue, cost of revenue, gross profit, operating expenses including changes in selling and marketing, general and administrative, and enterprise technology and development expenses (including any components of the foregoing), Adjusted EBITDA (as defined below) and our ability to achieve and maintain future profitability;
•
our anticipated growth rate and market opportunity;
•
our liquidity and ability to raise financing;
•
our success in retaining or recruiting, or changes required in, officers, key employees or directors;
•
our warrants are accounted for as liabilities and changes in the value of such warrants could have a material effect on our financial results;
•
our ability to effectively compete in the fitness and nutrition industries;
•
our ability to successfully acquire and integrate new operations;
•
our reliance on a few key products;
•
market conditions and global and economic factors beyond our control;
•
intense competition and competitive pressures from other companies worldwide in the industries in which we will operate;
•
litigation and the ability to adequately protect our intellectual property rights; and
•
other risk and uncertainties under the heading “Risk Factors” set forth in this Report as well as our most recent Form 10-K.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by management prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

You should not place undue reliance upon our forward-looking statements.

Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this Report or to reflect the occurrence of unanticipated events.

Overview

BODi is a leading subscription health and wellness company. We focus primarily on digital content, supplements, connected fitness, and consumer health and wellness. Our goal is to continue to provide holistic health and wellness content and subscription-based solutions. We are the creator of some of the world’s most popular fitness programs, including P90X, Insanity, and 21 Day Fix, which transformed the at-home fitness market and disrupted the global fitness industry by making it accessible for people to get results—anytime, anywhere. Our comprehensive nutrition-first programs, Portion Fix and 2B Mindset, teach healthy eating habits and promote healthy, sustainable weight loss. These fitness and nutrition programs are available through our Beachbody On Demand and Beachbody On Demand Interactive streaming services.

We offer nutritional products such as Shakeology nutrition shakes, BEACHBAR snack bars, and Ladder premium supplements as well as a professional-grade stationary cycle with a 360-degree touch screen tablet and connected fitness software. Leveraging our history of fitness content creation, nutrition innovation, and our network of micro-influencers, whom we call “Partners” (previously known as “Coaches”), we plan to continue market penetration into connected fitness to reach a wider health, wellness and fitness audience.

Our revenue is generated primarily through our network of Partners, social media marketing channels, and direct response advertising. Components of revenue include recurring digital subscription revenue, revenue from the sale of nutritional and other products, and connected fitness revenue. In addition to selling individual products on a one-time basis, we bundle digital and nutritional products together at discounted prices.

Our key growth priorities for 2023 include: revamping our Beachbody on Demand (“BODi”) digital platform, growing Shakeology in the Healthy Dessert market, and improving the affordability of our connected fitness bike. In March 2023, we relaunched the BODi digital platform with a new form of fitness programming called BODi Blocks, the addition of positive mindset content, and digital recipes to extend Shakeology into a Healthy Dessert. We also began migrating all BOD-only members to BODi on their renewal dates. During the first and third quarters of 2023, to align our operations with our key growth priorities, we executed certain restructuring activities, including a reduction in headcount. These actions resulted in aggregate charges of $6.6 million, consisting primarily of termination benefits during the nine months ended September 30, 2023.

For the three months ended September 30, 2023, as compared to the three months ended September 30, 2022:

•
Total revenue was $128.3 million, a 23% decrease;
•
Digital revenue was $64.3 million, a 11% decrease;
•
Nutrition and other revenue was $59.0 million, a 35% decrease;
•
Connected fitness revenue was $4.9 million, a 48% increase;
•
Operating expenses was $104.0 million, compared to $140.9 million;
•
Net loss was $32.7 million, compared to net loss of $33.9 million; and
•
Adjusted EBITDA was ($5.8) million, compared to ($6.2) million.

For the nine months ended September 30, 2023, as compared to the nine months ended September 30, 2022:

•
Total revenue was $408.1 million, a 25% decrease;
•
Digital revenue was $194.3 million, a 16% decrease;
•
Nutrition and other revenue was $197.7 million, a 29% decrease;
•
Connected fitness revenue was $16.0 million, a 52% decrease;
•
Operating expenses was $329.7 million, compared to $440.0 million;
•
Net loss was $87.6 million, compared to net loss of $149.3 million; and
•
Adjusted EBITDA was $(11.5) million, compared to $(26.8) million.

See “Non-GAAP Information” below for information regarding our use of Adjusted EBITDA and a reconciliation of net loss to Adjusted EBITDA.

Recent Developments

Effective as of June 15, 2023, the Company appointed Mark Goldston as Executive Chairman, replacing the service of Mr. Daikeler in his capacity as Chairman of the Board. Mr. Daikeler will continue to serve as the Company’s CEO and director. In connection with the employment offer letter to Mr. Goldston, he was granted a stock option under the Company’s 2023 Employment Inducement Incentive Award Plan (the “Inducement Plan”) covering an aggregate of 23,883,265 shares of the Company’s Class A common stock (the “Option”). Of this amount, 7,961,088 shares subject to the Option will vest based on continued service (the “Time-Vesting Options”) and 15,922,177 shares will vest based on the attainment of applicable performance goals and continued service (the “Performance-Vesting Options”). See Note 11, Equity-Based Compensation, for additional information on the Inducement Plan and the Options granted to Mr. Goldston.

On June 15, 2023, the Company and Carl Daikeler the Company’s co-founder and chief executive officer (“CEO”) entered into a forfeiture agreement (“the Forfeiture Agreement”), pursuant to which Mr. Daikeler as of June 15, 2023 forfeited 8 million shares of the Company’s common stock that he owned, comprised of 3,199,946 shares of Class A common stock and 4,800,054 shares of Class X Common stock. No consideration was provided to Mr. Daikeler for the forfeiture of these shares. See Note 10, Stockholders’ Equity, for additional information on the forfeiture of these shares.

On July 24, 2023 (the "Second Amendment Effective Date"), the Company and Blue Torch entered into Amendment No. 2 to the Financing Agreement (the "Second Amendment"), which amended the Company's existing Financing Agreement. The Second Amendment amended, among other things, certain terms of the Financing Agreement including without limitation, to (1) amend the minimum revenue financial covenant, (2) amend the minimum liquidity financial covenant, (3) modify the maturity date of the Term Loan, and (4) amend certain financial definitions, reporting covenants and other covenants thereunder.

In connection with the Second Amendment, on the Second Amendment Effective Date, the Company made a partial prepayment on the Term Loan of $15.0 million along with the related prepayment premium of 5% ($0.8 million) and accrued interest ($0.1 million). The partial prepayment of $15.0 million was accounted for as a partial debt extinguishment and the Company wrote off the proportionate amount of unamortized debt discount and debt issuance costs as of the Second Amendment Effective Date ($2.4 million) which in addition to the prepayment premium ($0.8 million) was recorded as a loss on partial debt extinguishment of $3.2 million in the three and nine months ended September 30, 2023.

In connection with the Second Amendment, the Company also amended and restated the Term Loan Warrants for the purchase of 4,716,756 shares of the Company’s Class A Common Stock.

See Note 9, Debt, for additional information on the Second Amendment and amendments to the Term Loan Warrants.

Key Operational and Business Metrics

We use the following key operational and business metrics to evaluate our business, measure our performance, develop financial forecasts, and make strategic decisions.

	As of September 30,
	2023	2022

Digital subscriptions (millions)	1.38	2.10
Nutritional subscriptions (millions)	0.18	0.24

Please see “Non-GAAP Information” below for a reconciliation of net loss to Adjusted EBITDA and an explanation for why we consider Adjusted EBITDA to be a helpful metric for investors.

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Average digital retention	96.2%	95.7%	95.7%	95.6%
Total streams (millions)	22.9	27.5	77.9	96.7
DAU/MAU	30.8%	29.5%	31.6%	30.4%
Bikes delivered (thousands)	6,524	2,305	16,723	27,749

Revenue (millions)	$128.3	$166.0	$408.1	$544.0
Gross profit (millions)	$75.0	$104.7	$249.1	$285.0
Gross margin	58.5%	63.1%	61.0%	52.4%

Net loss (millions)	$(32.7)	$(33.9)	$(87.6)	$(149.3)
Adjusted EBITDA (millions)	$(5.8)	$(6.2)	$(11.5)	$(26.8)

Digital Subscriptions

Our ability to expand the number of digital subscriptions is an indicator of our market penetration and growth. Digital subscriptions include BOD, BODi, and prior to Q3 2022, Openfit subscriptions. Digital subscriptions include paid and free-to-pay subscriptions, with free-to-pay subscriptions representing approximately 1% of total digital subscriptions on average. Digital subscriptions are inclusive of all billing plans, currently for annual, semi-annual, quarterly and monthly billing intervals.

Nutritional Subscriptions

Nutritional subscriptions include monthly subscriptions for nutritional products such as Shakeology, Beachbody Performance, BEACHBAR, Bevvy and Ladder Supplements. We also package and bundle the content experience of digital subscriptions with nutritional subscriptions to optimize customer results.

Average Digital Retention

We use month-over-month digital subscription retention, which is defined as the average rate at which the total subscriber file is retained for the next period, to measure customer retention. For instance, a 95% average digital retention rate would correspond with retaining each month an average of 95% of digital subscribers existing at the beginning of that month. A 95% average digital retention rate would translate into a loss at the end of the quarter of approximately 15% of the subscribers existing at the beginning of the quarter. This calculation excludes new customer acquisitions or subscribers added in a specific month, so this calculation can never exceed 100%.

Total Streams

We use total streams to quantify the number of fitness, nutrition and mindset programs viewed, which is an indicator of customer engagement and retention. While the measure of a digital stream may vary across companies, to qualify as a stream on any of our digital platforms, a program must be viewed for a minimum of 25% of the total running time.

Daily Active Users to Monthly Active Users (DAU/MAU)

We use the ratio of daily active users to monthly active users to measure how frequently digital subscribers are utilizing our service in a given month. We define a daily active user as a unique user streaming content on our platform in a given day. We define a monthly active user as a unique user streaming content on our platform in that same month.

Non-GAAP Information

We use Adjusted EBITDA, which is a non-GAAP performance measure, to supplement our results presented in accordance with accounting principles generally accepted in the United States of America ("GAAP"). We believe Adjusted EBITDA is useful in evaluating our operating performance, as it is similar to measures reported by our public competitors and is regularly used by security analysts, institutional investors, and other interested parties in analyzing operating performance and prospects. Adjusted EBITDA is not intended to be a substitute for any GAAP financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

We define and calculate Adjusted EBITDA as net income (loss) adjusted for depreciation and amortization, amortization of capitalized cloud computing implementation costs, amortization of content assets, interest expense, income tax provision (benefit), equity-based compensation, and other items that are not normal, recurring, operating expenses necessary to operate the Company’s business as described in the reconciliation below.

We include this non-GAAP financial measure because it is used by management to evaluate BODi’s core operating performance and trends and to make strategic decisions regarding the allocation of capital and new investments. Adjusted EBITDA excludes certain expenses that are required in accordance with GAAP because they are non-cash (for example, in the case of depreciation and amortization and equity-based compensation) or are not related to our underlying business performance (for example, in the case of interest income and expense).

The table below presents our Adjusted EBITDA reconciled to our net loss, the closest GAAP measure, for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2023	2022	2023	2022

Net loss	$(32,666)	$(33,859)	$(87,602)	$(149,259)
Adjusted for:
Impairment of intangible assets	—	1,000	—	1,000
Loss on partial debt extinguishment (1)	3,168	—	3,168	—
Depreciation and amortization	9,763	17,306	31,395	58,858
Amortization of capitalized cloud computing implementation costs	41	126	122	462
Amortization of content assets	5,467	5,493	16,487	18,673
Interest expense	2,074	1,152	6,773	1,174
Income tax provision (benefit)	63	(549)	99	(1,536)
Equity-based compensation	6,436	5,601	19,152	13,166
Employee incentives, expected to be settled in equity (2)	—	—	(5,466)	—
Inventory net realizable value adjustment (3)	—	(1,867)	—	23,569
Restructuring and platform consolidation costs (4)	1,270	1,745	7,222	11,718
Change in fair value of warrant liabilities	(1,072)	(2,362)	(1,504)	(4,696)
Non-operating (5)	(377)	(15)	(1,340)	63
Adjusted EBITDA	$(5,833)	$(6,229)	$(11,494)	$(26,808)

(1)
Represents the loss related to the $15.0 million partial debt prepayment that the Company made on July 24, 2023.
(2)
The non-cash charge for employee incentives which were expected to be settled in equity was recorded and included in the Adjusted EBITDA calculation during the year ended December 31, 2022. During the three months ended March 31, 2023, we reclassified the non-cash charge from employee incentives expected to be settled in equity to equity-based compensation because we settled certain employee incentives with restricted stock unit ("RSU") awards during the period.
(3)
Represents a non-cash expense to reduce the carrying value of our connected fitness inventory and related future commitments. This adjustment was included during the three and nine months ended September 30, 2022 because of its unusual magnitude due to disruptions in the connected fitness market.

(4)
Includes restructuring expense and personnel costs associated with executing our key growth priorities during the three and nine months ended September 30, 2023 and with the consolidation of our digital platforms during the three and nine months ended September 30, 2022.
(5)
Primarily includes interest income.

Results of Operations

The Company has one operating segment. The following discussion of our results and operations is on a consolidated basis.

(in thousands)	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Revenue:
Digital	$64,339	$72,228	$194,326	$231,988
Nutrition and other	58,981	90,416	197,729	278,596
Connected fitness	4,930	3,331	16,044	33,449
Total revenue	128,250	165,975	408,099	544,033
Cost of revenue:
Digital	16,429	16,078	47,732	50,909
Nutrition and other	26,699	40,486	84,940	127,262
Connected fitness	10,091	4,745	26,312	80,910
Total cost of revenue	53,219	61,309	158,984	259,081
Gross profit	75,031	104,666	249,115	284,952
Operating expenses:
Selling and marketing	69,127	93,145	222,195	286,213
Enterprise technology and development	18,879	25,686	56,625	83,516
General and administrative	14,759	19,532	44,362	59,189
Restructuring	1,270	1,492	6,550	10,047
Impairment of intangible assets	—	1,000	—	1,000
Total operating expenses	104,035	140,855	329,732	439,965
Operating loss	(29,004)	(36,189)	(80,617)	(155,013)
Other income (expense)
Loss on partial debt extinguishment	(3,168)	—	(3,168)	—
Change in fair value of warrant liabilities	1,072	2,362	1,504	4,696
Interest expense	(2,074)	(1,152)	(6,773)	(1,174)
Other income, net	571	571	1,551	696
Loss before income taxes	(32,603)	(34,408)	(87,503)	(150,795)
Income tax (provision) benefit	(63)	549	(99)	1,536
Net loss	$(32,666)	$(33,859)	$(87,602)	$(149,259)

Revenue

Revenue includes digital subscriptions, nutritional supplement subscriptions, one-time nutritional sales, connected fitness products, access to our online Partner business management platform, preferred customer program memberships, and other fitness-related products. We often sell bundled products that combine digital subscriptions, nutritional products, and/or other fitness products. We consider these sales to be revenue arrangements with multiple performance obligations and allocate the transaction price to each performance obligation based on its relative stand-alone selling price. We defer revenue when we receive payments in advance of delivery of products or the performance of services. Digital subscription revenue is recognized ratably over the subscription period of up to 38 months.

	Three months ended September 30,
	2023	2022	$ Change	% Change
	(dollars in thousands)
Revenue
Digital	$64,339	$72,228	$(7,889)	(11%)
Nutrition and other	58,981	90,416	(31,435)	(35%)
Connected fitness	4,930	3,331	1,599	48%
Total revenue	$128,250	$165,975	$(37,725)	(23%)

The decrease in digital revenue for the three months ended September 30, 2023, as compared to the three months ended September 30, 2022, was primarily attributable to a $7.0 million decrease in revenue from our digital streaming services due to 34% fewer subscriptions on lower demand and a decrease of $0.9 million in fees from partners as there was a 18% decrease in the number of partners, partially offset by an increase in revenue per subscription.

The decrease in nutrition and other revenue for the three months ended September 30, 2023, as compared to the three months ended September 30, 2022, was primarily attributable to a $25.8 million decrease in revenue from nutritional products due to 27% fewer nutritional subscriptions on lower demand, a $2.7 million decrease in revenue generated from our preferred customer fees as there was a 34% decrease in preferred customers and a $1.9 million decrease in ticket sales due primarily to Summit 2023 which occurred in June 2023 (in the prior year the Summit occurred in July).

The increase in connected fitness revenue for the three months ended September 30, 2023, as compared to the three months ended September 30, 2022, was primarily due to a 183% increase in number of bikes delivered partially offset by a 42% decrease in the average sales price for a bike.

	Nine months ended September 30,
	2023	2022	$ Change	% Change
	(dollars in thousands)
Revenue
Digital	$194,326	$231,988	$(37,662)	(16%)
Nutrition and other	197,729	278,596	(80,867)	(29%)
Connected fitness	16,044	33,449	(17,405)	(52%)
Total revenue	$408,099	$544,033	$(135,934)	(25%)

The decrease in digital revenue for the nine months ended September 30, 2023, as compared to the nine months ended September 30, 2022, was primarily attributable to a $33.5 million decrease in revenue from our digital streaming services due to 34% fewer subscriptions on lower demand and a decrease of $3.8 million in fees from partners due to a 24% decrease in the number of partners, partially offset by an increase in revenue per subscription.

The decrease in nutrition and other revenue for the nine months ended September 30, 2023, as compared to the nine months ended September 30, 2022, was primarily attributable to a $66.9 million decrease in revenue from nutritional products due to 27% fewer nutritional subscriptions on lower demand and a $6.8 million decrease in revenue generated from our preferred customer fees as there was a 30% decrease in preferred customers and a $3.4 million decrease in fitness accessories revenue.

The decrease in connected fitness revenue for the nine months ended September 30, 2023, as compared to the nine months ended September 30, 2022, was primarily due to a 40% decrease in the number of bikes delivered and a 20% decrease in the average sales price for a bike.

Cost of Revenue

Digital Cost of Revenue

Digital cost of revenue includes costs associated with digital content creation including amortization and revision of content assets, depreciation of streaming platforms, digital streaming costs, and amortization of acquired digital platform intangible assets. It also includes customer service costs, payment processing fees, depreciation of production equipment, live trainer costs, facilities, and related personnel expenses.

Nutrition and Other Cost of Revenue

Nutrition and other cost of revenue includes product costs, shipping and handling, fulfillment and warehousing, customer service, and payment processing fees. It also includes depreciation of nutrition-related e-commerce websites and social commerce platforms, amortization of acquired formulae intangible assets, facilities, and related personnel expenses.

Connected Fitness Cost of Revenue

Connected fitness cost of revenue consists of product costs, including bike and tablet hardware costs, duties and other applicable importing costs, shipping and handling costs, warehousing and logistics costs, costs associated with service calls and repairs of products under warranty, payment processing and financing fees, customer service expenses, and personnel-related expenses associated with supply chain and logistics.

	Three months ended September 30,
	2023	2022	$ Change	% Change
	(dollars in thousands)
Cost of revenue
Digital	$16,429	$16,078	$351	2%
Nutrition and other	26,699	40,486	(13,787)	(34%)
Connected fitness	10,091	4,745	5,346	NM
Total cost of revenue	$53,219	$61,309	$(8,090)	(13%)

Gross profit
Digital	$47,910	$56,150	$(8,240)	(15%)
Nutrition and other	32,282	49,930	(17,648)	(35%)
Connected fitness	(5,161)	(1,414)	(3,747)	NM
Total gross profit	$75,031	$104,666	$(29,635)	(28%)

Gross margin
Digital	74.5%	77.7%
Nutrition and other	54.7%	55.2%
Connected fitness	(104.7%)	(42.4%)
Total gross margin	58.5%	63.1%

The increase in digital cost of revenue for the three months ended September 30, 2023, as compared to the three months ended September 30, 2022, was primarily due to a $0.6 million increase in program revisions partially offset by a $0.4 million decrease in streaming costs due to lower platform usage. The decrease in digital gross margin for the three months ended September 30, 2023 compared to the three months ended September 30, 2022 was primarily as a result of fixed expenses on lower digital revenue.

The decrease in nutrition and other cost of revenue for the three months ended September 30, 2023, as compared to the three months ended September 30, 2022, was primarily due to $4.3 million decrease in fulfillment and shipping expense and a $4.1 million decrease in product costs related to the decrease in nutrition and other revenue, lower inventory reserve adjustments of $1.8 million, a $0.9 million decrease in depreciation expense as a result of the end of the useful life of certain fixed assets and a $0.7 million decrease in customer service expense due to a decrease in the volume of contacts related to nutrition and other revenue. Nutrition and other gross margin were down slightly for the three months ended September 30, 2023 compared to the three months ended September 30, 2022.

The increase in connected fitness cost of revenue for the three months ended September 30, 2023, as compared to the three months ended September 30, 2022, was driven by higher inventory reserve adjustments of $5.7 million and a $2.3 million increase in freight and shipping expenses as the result of a 183% increase in the number of bikes sold, partially offset by a $1.2 million decrease in product costs as a result of inventory reserves recorded. The connected fitness decrease in gross margin for the three months ended September 30,

2023 compared to the three months ended September 30, 2022 was primarily as a result of higher inventory reserves recorded and lower average sales price for a bike.

	Nine months ended September 30,
	2023	2022	$ Change	% Change
	(dollars in thousands)
Cost of revenue
Digital	$47,732	$50,909	$(3,177)	(6%)
Nutrition and other	84,940	127,262	(42,322)	(33%)
Connected fitness	26,312	80,910	(54,598)	(68%)
Total cost of revenue	$158,984	$259,081	$(100,097)	(39%)

Gross profit
Digital	$146,594	$181,079	$(34,485)	(19%)
Nutrition and other	112,789	151,334	(38,545)	(26%)
Connected fitness	(10,268)	(47,461)	37,193	78%
Total gross profit	$249,115	$284,952	$(35,837)	(13%)

Gross margin
Digital	75.4%	78.1%
Nutrition and other	57.0%	54.3%
Connected fitness	(64.0%)	(141.9%)
Total gross margin	61.0%	52.4%

The decrease in digital cost of revenue for the nine months ended September 30, 2023, as compared to the nine months ended September 30, 2022, was due to a $2.7 million decrease in depreciation expense as a result of the end of the useful life of certain fixed asset and a $2.2 million decrease in the amortization of content assets as a result of lower production spend. The decrease in digital gross margin for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022 was primarily as a result of fixed expenses on lower digital revenue.

The decrease in nutrition and other cost of revenue for the nine months ended September 30, 2023, as compared to the nine months ended September 30, 2022, was primarily due to a $14.1 million decrease in product costs and a $12.3 million decrease in fulfillment and shipping expense related to the decrease in nutrition and other revenue, lower inventory reserve adjustments of $4.6 million, a $4.4 million decrease in depreciation expense as a result of the end of the useful life of certain fixed assets and a $3.5 million decrease in customer service expense due to a decrease in the volume of contacts related to nutrition and other revenue. Nutrition and other gross margin increased for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022 primarily as a result of lower product costs and shipping.

The decrease in connected fitness cost of revenue for the nine months ended September 30, 2023, as compared to the nine months ended September 30, 2022, was driven by a $22.7 million decrease in product costs, lower inventory reserve adjustments of $21.3 million and a $5.5 million decrease in freight, fulfillment, and shipping expenses as the result of a 40% decrease in the number of bikes sold. The connected fitness negative gross margin improvement for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022 was primarily as a result of lower inventory reserve adjustments and lower average sales price for a bike, partially offset by the impact of fixed warehousing expenses on lower connected fitness revenue.

Operating Expenses

Selling and Marketing

Selling and marketing expenses primarily include the cost of Partner compensation, advertising, royalties, promotions and events, and third-party sales commissions as well as the personnel expenses for employees and consultants who support these areas. Selling and marketing expense as a percentage of total revenue may fluctuate from period to period based on total revenue, timing of new content and nutritional product launches, and the timing of our media investments to build awareness around launch activity.

	Three months ended September 30,
	2023	2022	$ Change	% Change
	(dollars in thousands)

Selling and marketing	$69,127	$93,145	$(24,018)	(26%)
As a percentage of total revenue	53.9%	56.1%

The decrease in selling and marketing expense for the three months ended September 30, 2023, as compared to the three months ended September 30, 2022, was primarily due to a $11.5 million decrease in Partner compensation as a result of lower commissionable revenue, a $7.8 million decrease in event expenses due primarily to Summit 2023 which occurred in June 2023 (in the prior year this event was held in July), a $2.7 million decrease in personnel-related expenses due to lower headcount primarily related to the restructuring activities that occurred in the first quarter of 2023 and in the prior year and a $2.5 million decrease in the amortization of intangible assets due to the impairment of certain assets in the fourth quarter of 2022 partially offset by a $2.9 million increase in online and television media expense.

Selling and marketing expense as a percentage of total revenue decreased by 220 basis points ("bps") primarily due to the timing of Summit 2023, partially offset by the decrease in revenue.

	Nine months ended September 30,
	2023	2022	$ Change	% Change
	(dollars in thousands)

Selling and marketing	$222,195	$286,213	$(64,018)	(22%)
As a percentage of total revenue	54.4%	52.6%

The decrease in selling and marketing expense for the nine months ended September 30, 2023, as compared to the nine months ended September 30, 2022, was primarily due to a $37.7 million decrease in Partner compensation as a result of lower commissionable revenue, a $12.6 million decrease in personnel-related expenses due to lower headcount primarily related to the restructuring activities that occurred in the first quarter of 2023 and in the prior year and a $7.5 million decrease in the amortization of intangible assets due to the impairment of certain assets in the fourth quarter of 2022.

Selling and marketing expense as a percentage of total revenue increased by 180 bps primarily due to the decrease in revenue.

Enterprise Technology and Development

Enterprise technology and development expenses primarily relate to enterprise systems applications, hardware, and software that serve as the technology infrastructure for the Company and are not directly related to services provided or tangible goods sold. This includes maintenance and enhancements of the Company’s enterprise resource planning system, which is the core of our accounting, procurement, supply chain and other business support systems. Enterprise technology and development also includes reporting and business analytics tools, security systems such as identity management and payment card industry compliance, office productivity software, research and development tracking tools, and other non-customer facing applications. Enterprise technology and development expenses include personnel-related expenses for employees and consultants who create improvements to and maintain technology systems and are involved in the research and development of new and existing nutritional products, depreciation of enterprise technology-related assets, software licenses, hosting expenses, and technology equipment leases.

	Three months ended September 30,
	2023	2022	$ Change	% Change
	(dollars in thousands)

Enterprise technology and development	$18,879	$25,686	$(6,807)	(27%)
As a percentage of total revenue	14.7%	15.5%

The decrease in enterprise technology and development expense for the three months ended September 30, 2023, as compared to the three months ended September 30, 2022, was primarily due to a $3.8 million decrease in depreciation expense as a result of the end of the useful life of certain fixed assets and a $2.9 million decrease in personnel-related expenses due to lower headcount primarily related to the restructuring activities that occurred in the first quarter of 2023 and in the prior year.

Enterprise technology and development expense as a percentage of total revenue decreased by 80 bps due to lower fixed expenses.

	Nine months ended September 30,
	2023	2022	$ Change	% Change
	(dollars in thousands)

Enterprise technology and development	$56,625	$83,516	$(26,891)	(32%)
As a percentage of total revenue	13.9%	15.4%

The decrease in enterprise technology and development expense for the nine months ended September 30, 2023, as compared to the nine months ended September 30, 2022, was primarily due to a $17.0 million decrease in personnel-related expenses due to lower headcount primarily related to the restructuring activities that occurred in the first quarter of 2023 and in the prior year and a $9.8 million decrease in depreciation expense as a result of the end of the useful life of certain fixed assets.

Enterprise technology and development expense as a percentage of total revenue decreased by 150 bps due to lower fixed expenses.

General and Administrative

General and administrative expense includes personnel-related expenses and facilities-related costs primarily for our executive, finance, accounting, legal and human resources functions. General and administrative expense also includes fees for professional services principally comprised of legal, audit, tax, and insurance.

	Three months ended September 30,
	2023	2022	$ Change	% Change
	(dollars in thousands)

General and administrative	$14,759	$19,532	$(4,773)	(24%)
As a percentage of total revenue	11.5%	11.8%

The decrease in general and administrative expense for the three months ended September 30, 2023, as compared to the three months ended September 30, 2022, was primarily due to a $2.1 million decrease in personnel-related expenses as a result of lower headcount, primarily related to the restructuring activities that occurred in the first quarter of 2023 and in the prior year and a $1.4 million decrease in insurance expense as some of our insurance is based on the level of the Company's revenues or the number of employees, which both have declined in the current period compared to the prior period.

General and administrative expense as a percentage of total revenue decreased by 30 bps due to lower fixed expenses.

	Nine months ended September 30,
	2023	2022	$ Change	% Change
	(dollars in thousands)

General and administrative	$44,362	$59,189	$(14,827)	(25%)
As a percentage of total revenue	10.9%	10.9%

The decrease in general and administrative expense for the nine months ended September 30, 2023, as compared to the nine months ended September 30, 2022, was primarily due to a $8.8 million decrease in personnel-related expenses as a result of lower headcount primarily related to the restructuring activities that occurred in the first quarter of 2023 and in the prior year, and a $3.1 million decrease in insurance expense as some of our insurance is based on the level of the Company's revenues or the number of employees, which both have declined in the current period compared to the prior period.

General and administrative expense as a percentage of total revenue was flat.

Restructuring

In 2023, restructuring charges primarily relate to activities focused on aligning our operations with our key growth priorities, including a reduction in headcount. Restructuring charges in 2022 relate to the consolidation of our streaming fitness and nutrition offerings into a single Beachbody platform. The charges incurred primarily consist of employee termination costs.

	Three months ended September 30,
	2023	2022	$ Change	% Change
	(dollars in thousands)

Restructuring	$1,270	$1,492	$(222)	(15%)

	Nine months ended September 30,
	2023	2022	$ Change	% Change
	(dollars in thousands)

Restructuring	$6,550	$10,047	$(3,497)	(35%)

Impairment of Intangible Assets

In testing for impairment of our indefinite-lived intangible asset, we compared the carrying value of the trade name to its estimated fair value. Fair value was estimated using an income approach, specifically the relief-from-royalty approach, and included significant assumptions related to the royalty rate and revenue growth. Based on this analysis, we recognized an impairment charge as the fair value of the indefinite-lived trade name was determined to be less than its carrying value primarily due to lower revenue in the current year and long-term forecast.

	Three months ended September 30,
	2023	2022	$ Change	% Change
	(dollars in thousands)

Impairment of intangible assets	$—	$1,000	$(1,000)	(100%)

	Nine months ended September 30,
	2023	2022	$ Change	% Change
	(dollars in thousands)

Impairment of intangible assets	$—	$1,000	$(1,000)	(100%)

Other Income (Expense)

The change in fair value of warrant liabilities consists of the fair value changes of the public, private placement, and Term Loan warrants. Interest expense primarily consists of interest expense associated with our borrowings and amortization of debt discount and issuance costs for our Term Loan (defined below) in 2022 and Credit Facility in 2021. Other income, net, consists of interest income earned on investments and gains (losses) on foreign currency.

	Three months ended September 30,
	2023	2022	$ Change	% Change
	(dollars in thousands)

Loss on partial debt extinguishment	$(3,168)	$—	$(3,168)	NM
Change in fair value of warrant liabilities	1,072	2,362	(1,290)	(55%)
Interest expense	(2,074)	(1,152)	(922)	80%
Other income, net	571	571	—	—%

The loss on partial debt extinguishment for the three months ended September 30, 2023 was due to the partial prepayment of $15.0 million on the Term Loan as of July 24, 2023. The decrease in change in fair value of warrant liabilities during the three months ended September 30, 2023, as compared to the three months ended September 30, 2022, primarily resulted from a relatively lower decline in our stock price during the current quarter. The increase in interest expense was primarily due to borrowings under the Term Loan during the three months ended September 30, 2023 compared to borrowings outstanding for approximately half of the three months ended September 30, 2022.

	Nine months ended September 30,
	2023	2022	$ Change	% Change
	(dollars in thousands)

Loss on partial debt extinguishment	$(3,168)	$—	$(3,168)	NM
Change in fair value of warrant liabilities	1,504	4,696	(3,192)	(68%)
Interest expense	(6,773)	(1,174)	(5,599)	NM
Other income, net	1,551	696	855	NM

The loss on partial debt extinguishment for the nine months ended September 30, 2023 was due to the partial prepayment of $15.0 million on the Term Loan as of July 24, 2023. The decrease in change in fair value of warrant liabilities during the nine months ended September 30, 2023, as compared to the nine months ended September 30, 2022, primarily resulted from a relatively lower decline in our stock price during the current period. The increase in interest expense was primarily due to borrowings under the Term Loan during the nine months ended September 30, 2023 compared to borrowings outstanding for only approximately 1.5 months during the nine months ended September 30, 2022. The increase in other income was primarily due to higher interest income as a result of higher interest rates on our cash balances.

Income Tax (Provision) Benefit

Income tax (provision) benefit consists of income taxes related to U.S. federal and state jurisdictions as well as those foreign jurisdictions where we have business operations.

	Three months ended September 30,
	2023	2022	$ Change	% Change
	(dollars in thousands)

Income tax (provision) benefit	$(63)	$549	$(612)	NM

The income tax provision increase for the three months ended September 30, 2023, as compared to the three months ended September 30, 2022, was primarily driven by changes in our valuation allowance and a decrease in the net expense from discrete events.

	Nine months ended September 30,
	2023	2022	$ Change	% Change
	(dollars in thousands)

Income tax (provision) benefit	$(99)	$1,536	$(1,635)	NM

The income tax provision increase for the nine months ended September 30, 2023, as compared to the nine months ended September 30, 2022, was primarily driven by changes in our valuation allowance and a decrease in the net expense from discrete events.

Liquidity and Capital Resources

	Nine months ended September 30,
	2023	2022
	(in thousands)

Net cash used in operating activities	$(14,583)	$(36,943)
Net cash used in investing activities	(9,749)	(23,236)
Net cash (used in) provided by financing activities	(17,727)	48,283

As of September 30, 2023, we had cash and cash equivalents totaling $38.2 million.

Net cash used in operating activities was $14.6 million and $36.9 million for the nine months ended September 30, 2023 and 2022, respectively. The decrease in cash used in operating activities during the nine months ended September 30, 2023, compared to the prior year period, was primarily due to a decrease in net loss of $61.7 million and an increase in cash received attributable to deferred revenue of $10.7 million partially offset by a decrease in depreciation and amortization expense of $27.5 million and a decrease in provision for inventory and inventory purchase commitments of $25.8 million.

Net cash used in investing activities was $9.7 million and $23.2 million for the nine months ended September 30, 2023 and 2022, respectively. The decrease in net cash used in investing activities was due to a decrease in capital expenditures of $17.7 million due to increased focus by management on capital expenditures, in particular related to technology partially offset by $4.3 million of investment in restricted short-term investments. The current decrease of capital expenditures as compared to the prior period is expected to continue in future periods.

Net cash used in financing activities was $17.7 million for the nine months ended September 30, 2023 compared to net cash provided by financing activities of $48.3 million for the nine months ended September 30, 2022. The change in net cash from financing activities was primarily due to debt repayments on our Term Loan and taxes associated with the vesting of restricted stock during the nine months ended September 30, 2023 compared to proceeds from stock option exercises during the nine months ended September 30, 2022.

On August 8, 2022, the Company, Beachbody, LLC, a Delaware limited liability company and wholly-owned direct subsidiary of the Company (the “Borrower”), and certain subsidiaries of the Company (together with the Company, the “Guarantors”), entered into a financing agreement (as amended, the “Financing Agreement”) with the lenders party thereto and Blue Torch Finance, LLC, ("Blue Torch") as administrative agent and collateral agent for such lenders, providing for a senior secured term loan facility in an initial aggregate principal amount of $50.0 million (the “Term Loan”). Obligations under the Financing Agreement are guaranteed by the Guarantors, and secured by a lien on and security interest in substantially all of the assets of the Borrower and the Guarantors (together with the Borrower, the “Loan Parties”), subject to customary exceptions. On July 24, 2023 the Company and Blue Torch entered into the Second Amendment. In connection with the Second Amendment, on the Second Amendment Effective Date, the Company made a partial prepayment on the Term Loan of $15.0 million. As of September 30, 2023, the principal balance outstanding (including capitalized paid in kind interest) under the Term Loan was $35.6 million. During the three and nine months ended September 30, 2023, the Term Loan was a secured overnight financing rate ("SOFR") loan, with an effective interest rate of 19.21% and a cash interest rate of 12.21% for the nine months ended September 30, 2023.

The Financing Agreement contains financial covenants, customary representations, warranties, covenants and customary events of default. We were in compliance with the financial covenants as of September 30, 2023. See Note 9, Debt, for additional information on the Term Loan.

As of September 30, 2023, we have $21.7 million of lease obligations and purchase commitments associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. See Note 8, Commitments and Contingencies, for discussion of our contractual commitments that are primarily due within the next year.

Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our rate of revenue growth and overall economic conditions. We continue to assess and efficiently manage our working capital, and expect to generate additional liquidity through continued cost control initiatives. We believe that existing cash and cash equivalents and cost control initiatives will provide the Company with sufficient liquidity to meet our anticipated cash needs, including debt service requirements, for the next twelve months as well as for the longer-term (i.e., beyond the next twelve months).

We may explore additional equity financing to supplement our anticipated working capital balances and further strengthen our financial position, but do not at this time know which form it will take or what the terms will be. The sale of additional equity would result in additional dilution to our shareholders. There can be no assurances that we will be able to raise additional capital in amounts or on terms acceptable to us.

Critical Accounting Policies and Estimates

There have been no material changes to the Company's critical accounting policies and estimates discussed in the 2022 Annual Report on Form 10-K in Item 7 under the heading Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies and Estimates other than noted below.

Goodwill and Long-Lived Assets Impairment

Goodwill and intangible assets deemed to have an indefinite life are not amortized, but instead are assessed for impairment annually at October 1 and between annual tests if an event or change in circumstances occurs that would more likely than not reduce the fair value of a reporting unit ("RU") below its carrying value or indicate that it is more likely than not that an indefinite-lived intangible asset is impaired. We carry our definite-lived intangible assets at cost less accumulated amortization. If an event or change in circumstances occurs that indicates the carrying value may not be recoverable, we would evaluate our definite-lived intangible assets for impairment at that time.

We test goodwill for impairment at a level within the Company referred to as the RU. Due to the continued sustained decline in our market capitalization and macroeconomic factors observed during the three months ended June 30, 2023, we performed an interim test for impairment of our goodwill.

In performing the interim impairment test for goodwill, we elected to bypass the qualitative assessment and proceeded to performing the quantitative test. We compared the carrying value of the RU to its estimated fair value. Fair value is estimated using a combination of a market approach and an income approach, with significant assumptions related to guideline company financial multiples used in the market approach and significant assumptions about revenue growth, long-term growth rates, and discount rates used in a discounted cash flow model in the income approach. As of June 30, 2023, the RUs fair value exceeded the carrying value by approximately 11%.

Due to reduced revenue and margin forecasts we tested the related asset group for recoverability as of June 30, 2023. In testing for recoverability, we compared the carrying value of the asset group to its forecasted undiscounted cash flows to determine whether it was recoverable. Because the carrying value of the asset group did not exceed its future undiscounted cash flows, we then calculated the fair value of the assets within the asset group. The fair value of the formulae intangible assets, which is the long-lived asset within the asset group, was calculated to be greater than its carrying value. As a result, no impairment was recognized.

Due to reduced revenue and margin forecasts for certain supplements, we performed an interim test for impairment of certain indefinite-lived intangible assets as of September 30, 2022. The fair value of the indefinite-lived trade name was calculated using a relief-from-royalty approach and was determined to be lower than its carrying value, primarily due to the reduced revenue and margin forecasts for certain supplements. We recorded a $1.0 million non-cash impairment charge for these intangible assets during the three and nine months ended September 30, 2022. As of September 30, 2023, the Company has no indefinite-lived intangible assets.

Management will continue to monitor its RU for changes in the business environment that could impact its fair value. Examples of events or circumstances that could result in changes to the underlying key assumptions and judgments used in our goodwill impairment tests, and ultimately impact the estimated fair value of our RU may include supply chain disruptions and demand for at-home fitness solutions; adverse macroeconomic conditions; volatility in the equity and debt markets which could result in higher weighted-average cost of capital and our subscriber growth rates. Changes in any of the assumptions used in the valuation of the RU, or changes in the business environment could materially affect the expected cash flows, and such impacts could potentially result in a material non-cash impairment charge.

Recent Accounting Pronouncements

See Note 1, Description of Business and Summary of Significant Accounting Policies, of the notes to our unaudited condensed consolidated financial statements included elsewhere in this Report for recently adopted accounting pronouncements.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

Foreign Currency Risk

We are exposed to foreign currency exchange risk related to transactions in currencies other than the U.S. Dollar, which is our functional currency. Our foreign subsidiaries, sales, certain inventory purchases and operating expenses expose us to foreign currency exchange risk. For the nine months ended September 30, 2023 and 2022, approximately 10% of our revenue was in foreign currencies. These sales were primarily denominated in Canadian dollars and British pounds.

We use derivative instruments to manage the effects of fluctuations in foreign currency exchange rates on our net cash flows. We primarily enter into option contracts to hedge forecasted payments, typically for up to 12 months, for cost of revenue, selling and marketing expenses, general and administrative expenses and intercompany transactions not denominated in the local currencies of our foreign operations. We designate some of these instruments as cash flow hedges and record them at fair value as either assets or liabilities within the consolidated balance sheets. Some of these instruments are freestanding derivatives for which hedge accounting does not apply.

Changes in the fair value of cash flow hedges are recorded in accumulated other comprehensive income (loss) until the hedged forecasted transaction affects earnings. Deferred gains and losses associated with cash flow hedges of third-party payments are recognized in cost of revenue, selling and marketing or general and administrative expenses, as applicable, during the period when the hedged underlying transaction affects earnings. Changes in the fair value of certain derivatives for which hedge accounting does not apply are immediately recognized directly in earnings to cost of revenue.

A hypothetical 10% change in exchange rates, with the U.S. dollar as the functional and reporting currency, would result in an approximate $1.5 million increase or decrease in cost of revenue and operating expenses due to the derivative instruments we use to hedge any foreign currency exposure.

The aggregate notional amount of foreign exchange derivative instruments at September 30, 2023 and year ended December 31, 2022 was $10.0 million and $17.6 million, respectively.

Item 4. Controls and Procedures.

Management’s Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of September 30, 2023. Based upon that evaluation, as a result of the material weaknesses identified in our 2022 Form 10-K, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this Report.

As previously disclosed in our 2022 Form 10-K for the year ended December 31, 2022 management concluded that our internal control over financial reporting were not effective as of December 31, 2022. Management is in the process of enhancing, and will continue to enhance, the risk assessment process and design and implementation of internal control over financial reporting. The remediation measures to correct the previously identified material weaknesses include enhancing the design and implementation of existing controls and creating new controls as needed to address identified risks and provide additional training to personnel including the appropriate level of documentation to be maintained to support internal control over financial reporting.

As we continue to evaluate and work to improve our internal control over financial reporting, management may determine to take additional measures to strengthen controls or to modify the remediation plan described above. When fully implemented and operational, we believe the controls we have designed, or plan to design, will remediate the control deficiencies that have led to the material weaknesses that we have identified. The previously identified material weaknesses will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Changes in Internal Control Over Financial Reporting

Other than with respect to the remediation efforts described above in connection with the previously identified material weaknesses in our 2022 Form 10-K, there have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and

15d-15(f) under the Exchange Act) during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, as specified above. Our management recognizes that any control system, no matter how well designed and operated, is based upon certain judgments and assumptions and cannot provide absolute assurance that its objectives will be met.

PART II—OTHER INFORMATION

Item 1. Legal Proceedings.

We are and, from time to time, we may become, involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Other than as set forth below, there have been no material changes from the information previously reported under Part I, Item 3 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

In May 2023, a class of similarly situated individuals filed a class action complaint against the Company and certain of our executives in the Superior Court of California for the County of Los Angeles. The complaint alleged misclassification of the Company’s Partners as independent contractors, rather than as employees, under the California Labor Code and sought, among other things, recovery of unpaid wages, penalties and injunctive relief. The court’s first availability for an arbitration hearing on the matter has been delayed until April 2024. We continue to deny liability with respect to the claims set forth in the complaint, and intend to defend vigorously against any such claims. As of September 30, 2023, we cannot reasonably estimate a loss or a range of losses, for this matter.

In September 2023, DISH Technologies L.L.C. and Sling TV L.L.C. (collectively, "DISH") filed a complaint against Beachbody, LLC, a wholly owned subsidiary of the Company, in the United States District Court for the District of Delaware. The complaint alleged infringement of various patents related to the distribution and playback of the Company's fitness content via the internet. We continue to deny liability with respect to the claims set forth by DISH in the complaint, and intend to defend vigorously against any such claims. As of September 30, 2023, we cannot reasonably estimate a loss or a range of losses, for this matter.

Item 1A. Risk Factors.

Other than with respect to the material weaknesses described elsewhere in this Quarterly Report on Form 10-Q, there have been no material developments with respect to the information previously reported under Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022. These risk factors describe some of the assumptions, risks, uncertainties and other factors that could adversely affect our business or that could otherwise result in changes that differ materially from our expectations. We may disclose changes to such risk factors or disclose additional risk factors from time to time in our future filings with the SEC.

Item 2. Unregistered Sales of Equity Securities, Use of Proceeds, and Issuer Purchases of Equity Securities.

None.

Item 3. Defaults Upon Senior Securities.

None.

Item 4. Mine Safety Disclosure.

None.

Item 5. Other Information.

Clawback Policy

On September 14, 2023, the Compensation Committee of the Board of Directors of the Company adopted the Policy for Recovery of Erroneously Awarded Compensation (the “Clawback Policy”). The Clawback Policy, which became effective as of October 2, 2023, is administered by the Compensation Committee.

The Clawback Policy provides, among other things, that in the event that the Company is required to prepare an accounting restatement to correct the Company’s material noncompliance with any financial reporting requirement under securities laws, including restatements that correct an error in previously issued financial statements (a) that is material to the previously issued financial statements or (b) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (collectively, a “Restatement”), the Company shall recover erroneously awarded incentive-based compensation from its current or former officers in accordance with the Clawback Policy, unless the Compensation Committee determines that recovery would be impracticable. The recovery of such compensation applies regardless of (i) whether the applicable officer engaged in misconduct or otherwise caused or contributed to the requirement for a Restatement, and (ii) whether or when the Company files restated financial statements.

The foregoing description of the terms of the Clawback Policy does not purport to be complete and is qualified in its entirety by reference to the full text of the Clawback Policy, which is filed as Exhibit 10.4 to this Quarterly Report on Form 10-Q.

Item 6. Exhibits.

Exhibit		Incorporated by Reference				Filed or Furnished herewith
		Form	Exhibit	Filing Date	File No.

3.1	Amended and Restated Certificate of Incorporation of The Beachbody Company, Inc.	8-K	3.1	7/1/2021	001-39735
3.2	Amended and Restated Bylaws of The Beachbody Company, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed July 1, 2021).	8-K	3.2	7/1/2021	001-39735
4.1	Amended and Restated Form of Warrant.					*
10.1	Financing Agreement, dated August 8, 2022, by and among Beachbody, LLC, a Delaware limited liability company, The Beachbody Company, Inc., a Delaware corporation (the “Parent”), each subsidiary of the Parent from time to time party thereto, the lenders from time to time party hereto (each a “Lender” and collectively, the “Lenders”), and Blue Torch Finance, LLC, as collateral agent and as administrative agent for the Lenders.	10-Q	10.2	8/8/2022	001-39735
10.2+

Amendment No. 1 to Financing Agreement, dated as of October 4, 2022 by and among the Company, the Borrower, each subsidiary of the Company party thereto, the lenders party thereto and Blue Torch, as collateral agent and as administrative agent.

*
10.3+	Amendment No. 2 to Financing Agreement, dated as of July 24, 2023 by and among the Company, the Borrower, each subsidiary of the Company party thereto, the lenders party thereto and Blue Torch, as collateral agent and as administrative agent.	8-K	10.1	7/26/2023	001-39735
10.4^	The Beachbody Company, Inc. Compensation Clawback Policy, effective as of October 2, 2023.					*
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and 15d-14(a)					*

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and 15d-14(a)					*

32.1	Certification of Chief Executive Officer and Chief Financial Officer of Periodic Report Pursuant to 18 U.S.C. Section 1350					**

101.INS	Inline XBRL Instance Document					*

101.SCH	Inline XBRL Taxonomy Extension Schema Document					*

101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document					*

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document					*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith

** Furnished herewith.

+ Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company will furnish copies of any such schedules and exhibits to the SEC upon request.

^ Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

The Beachbody Company, Inc.

Date: November 7, 2023	By:	/s/ Carl Daikeler
Carl Daikeler
Chief Executive Officer
(Principal Executive Officer)

Date: November 7, 2023	By:	/s/ Marc Suidan
Marc Suidan
Chief Financial Officer
(Principal Financial Officer)

Exhibit 4.1

THIS WARRANT AND THE SHARES ISSUABLE HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAWS OF ANY STATE AND, EXCEPT AS SET FORTH IN SECTIONS 5.4 AND 5.5 BELOW, MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED UNLESS AND UNTIL REGISTERED UNDER SAID ACT AND LAWS OR, IN THE OPINION OF LEGAL COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER, SUCH OFFER, SALE, PLEDGE OR OTHER TRANSFER IS EXEMPT FROM SUCH REGISTRATION.

AMENDED AND RESTATED WARRANT TO PURCHASE STOCK

Company: The Beachbody Company, Inc., a Delaware corporation

Number of Shares: [  ], subject to adjustment as provided herein

Class: Class A Common Stock, $0.0001 par value per share

Warrant Price: $0.41 per Share, subject to adjustment as provided herein

Original Issue Date: August 8, 2022

Amended and Restated Date: July 24, 2023

Expiration Date: August 8, 2029 See also Section 5.1(c).

THIS AMENDED AND RESTATED WARRANT TO PURCHASE STOCK (“WARRANT”) CERTIFIES THAT, for good and valuable consideration, [  ] (together with any successor or permitted assignee or transferee of this Warrant or of any shares issued upon exercise hereof, “Holder”) is entitled to purchase up to the number set forth above, of fully paid and non-assessable shares (subject to adjustment as provided herein, the “Shares”) of Class A Common Stock (“Class A Common Stock”) of The Beachbody Company, Inc., a Delaware corporation (the “Company”) at a purchase price per share of $0.41 (“Warrant Price”), all as set forth above and as adjusted pursuant to Section 2 of this Warrant, subject to the provisions and upon the terms and conditions set forth in this Warrant. This Warrant amends and restates in its entirety that certain Warrant to Purchase Stock, dated as of the Original Issue Date (the “Original Warrant”) and is effective as of the Original Issue Date. Upon the effectiveness of this Warrant, the Original Warrant shall be of no further force or effect.

Section 1
EXERCISE.
1.1
Method of Exercise. Holder may at any time and from time to time exercise this Warrant, for all or any part of the unexercised Vested Shares (as defined below), by delivering to the Company the original of this Warrant together with a duly executed Notice of Exercise in substantially the form attached hereto as Appendix 1 via delivery in accordance with Section 5.9 and, unless Holder is exercising this Warrant pursuant to a cashless exercise set forth in Section 1.2, a check, wire transfer of same-day funds (to an account designated by the Company), or other form of payment acceptable to the Company for the aggregate Warrant Price for the Shares being purchased.
1.2
Cashless Exercise. On any exercise of this Warrant, in lieu of payment of the aggregate Warrant Price in the manner as specified in Section 1.1 above, but otherwise in accordance with the requirements of Section 1.1, Holder may elect to receive Vested Shares equal to the value of this Warrant, or portion thereof as to which this Warrant is being exercised. Thereupon, the Company shall issue to the Holder such number of fully paid and non-assessable Shares as are computed using the following formula:

X = Y(A-B)/A

where:

X = the number of Vested Shares to be issued to the Holder;

Y = the number of Vested Shares with respect to which this Warrant is being exercised (inclusive of the Vested Shares surrendered to the Company in payment of the aggregate Warrant Price);

A = the Fair Market Value (as determined pursuant to Section 1.3 below) of one Share; and

B = the Warrant Price.

1.3
Fair Market Value. Except in the event of an exercise in connection with an Acquisition, if shares of Class A Common Stock are then traded or quoted on a nationally recognized securities exchange, inter-dealer quotation system or over-the-counter market (a “Trading Market”), the “Fair Market Value” of a Share shall be (i) the closing price or last sale price of a share of Class A Common Stock reported for the Business Day immediately before the date of determination (which, for the avoidance of doubt, in the case of a cashless exercise pursuant to Section 1.2, shall be the date on which the Holder delivers this Warrant together with its Notice of Exercise to the Company) or (ii) solely for purposes of Section 2.1, in the case of an underwritten public offering, the price per share in such offering. If shares of Class A Common Stock are not then traded in a Trading Market, the “Fair Market Value” of a Share shall be determined in good faith by the Board of Directors of the Company (the “Board”); provided, that if Holder disagrees with the Fair Market Value as determined by the Board, Holder may require a determination of the Fair Market Value to be made by a nationally recognized investment banking, accounting or valuation firm that is not affiliated with Holder, in which case, the determination of such firm shall be final and conclusive. The documented out-of-pocket fees and expenses incurred in obtaining such valuation shall be borne by the Company. In the event that this Warrant is exercised in connection with an Acquisition, the Fair Market Value per Share shall be the consideration to be paid or distributed in respect of each share of Class A Common Stock of the Company in connection with such Acquisition.

1.4
Delivery of Certificate and New Warrant. Within a reasonable time after Holder exercises this Warrant in the manner set forth in Section 1.1 or 1.2 above, the Company shall deliver to Holder a certificate representing the Shares issued to Holder upon such exercise and, if this Warrant has not been fully exercised and has not expired, the Company shall issue a new warrant representing the Shares not so acquired, and such new warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 1.5, the Shares designated by the Holder which, when added to the number of shares of Common Stock underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Original Issue Date, and (iv) shall have the same rights and conditions as this Warrant.
1.5
Replacement of Warrant. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form, substance and amount to the Company or, in the case of mutilation, on surrender of this Warrant to the Company for cancellation, the Company shall, within a reasonable time, execute and deliver to Holder, in lieu of this Warrant, a new warrant of like tenor and amount.
1.6
Treatment of Warrant Upon Acquisition of Company.
(a)
Acquisition. For the purpose of this Warrant, “Acquisition” means any transaction or series of related transactions involving: (i) the sale, lease, exclusive license, or other disposition of all or substantially all of the assets of the Company; (ii) any merger, business combination or consolidation of the Company into or with another Person or entity (other than a merger or consolidation effected exclusively to change the Company’s domicile), or any other corporate reorganization, in which the stockholders of the Company in their capacity as such immediately prior to such merger, consolidation or reorganization, own less than a majority of the Company’s (or the surviving or successor entity’s) outstanding voting power immediately after such merger, consolidation or reorganization (or, if such Company stockholders beneficially own a majority of the outstanding voting power of the surviving or successor entity as of immediately after such merger, consolidation or reorganization, such surviving or successor entity is not the Company); or (iii) the acquisition by any person or group of related persons (as defined in Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of beneficial ownership (as defined in Rule 13d-3 of the Exchange Act) of shares representing a majority of the Company’s then-total outstanding combined voting power.
(b)
Treatment of Warrant at Acquisition. In the event of an Acquisition in which the consideration to be received by the Company’s stockholders consists solely of cash, solely of Marketable Securities or a combination of cash and Marketable Securities (a “Cash/Public Acquisition”), and the fair market value of one Share as determined in accordance with Section 1.3 above (assuming for such purposes that this Warrant and the Notice of Exercise were delivered to the Company on the date of the closing of such Cash/Public Acquisition) would be greater than the an amount equal to lesser of (i) the Warrant Price and (ii) the Black-Scholes Adjusted Warrant Price (as defined below), in each case in effect on such date immediately prior to such Cash/Public Acquisition, and Holder has not exercised this Warrant pursuant to Section 1.1 above as to all

Shares, then this Warrant shall automatically be deemed to be a cashless exercise pursuant to Section 1.2 above as to all Shares effective immediately prior to and contingent upon the consummation of a Cash/Public Acquisition, with such number of shares of Class A Common Stock which would have been so issuable to be determined by (i) subtracting B from A, (ii) dividing the result by A, and (iii) multiplying the quotient by C as set forth in the following equation:

X=A-B×CA

where:

X = the number of shares of Class A Common Stock issuable upon exercise pursuant to this Section 1.6(b).

A = the amount of Sale Consideration payable per share of Class A Common Stock of the Acquisition, (i) with such amount expressed in U.S. dollars and, if applicable, rounded to the nearest whole cent, and (ii) with any non-cash portion of such Sale Consideration valued at the value attributed thereto in the Acquisition.

B = the lesser of (i) the Warrant Price and (ii) the Black-Scholes Adjusted Warrant Price.

C = the number of shares of Class A Common Stock as to which this Warrant is exercisable after giving effect to Section 5.1(a)(2) (prior to payment of the Warrant Price).

In connection with such Cashless Exercise, Holder shall be deemed to have restated each of the representations and warranties in Section 4 of the Warrant as of the date thereof and the Company shall promptly notify the Holder of the number of Shares (or such other securities) issued upon exercise. In the event of a Cash/Public Acquisition where the fair market value of one Share as determined in accordance with the Section 1.3 above would be less than the Warrant Price in effect immediately prior to such Cash/Public Acquisition, then this Warrant will expire immediately prior to the consummation of such Cash/Public Acquisition.

(c)
Upon the closing of any Acquisition other than a Cash/Public Acquisition, the acquiring, surviving or successor entity shall assume the obligations of this Warrant, and this Warrant shall thereafter be exercisable for the same securities and/or other property as would have been paid for the Shares issuable upon exercise of the unexercised portion of this Warrant (after giving effect to Section 5.1(a)(2)) as if such Shares were outstanding on and as of the closing of such Acquisition, subject to further adjustment from time to time in accordance with the provisions of this Warrant.
(d)
As used in this Warrant:
(1)
“Black-Scholes Adjusted Warrant Price” means if the Black-Scholes Value Per Share is greater than the Current Value, the result of (A) the then current Warrant Price less (B) the result of (i) the Black-Scholes Value Per Share less (ii) the Current Value, provided that in no event shall the

Black-Scholes Adjusted Warrant Price be less than the then current par value per share of Class A Common Stock. If the Black-Scholes Value Per Share is equal to or less than the Current Value, there shall be no Black-Scholes Adjusted Warrant Price.
(2)
“Black-Scholes Value” means the fair market value of this Warrant on the date of consummation of the applicable Acquisition in accordance with the Black-Scholes model for valuing options, using (A) a risk free rate equal to the annual yield on the U.S. Treasury security with a maturity date closest to the Expiration Date, as the yield on that security exists as of such date, (B) a term equal to the time in years (rounded to the nearest 1/1000th of a year) from such date until the Expiration Date, (C) an assumed volatility based on the 90-day volatility obtained from the HVT function on Bloomberg determined as of the trading day immediately prior to the day of the announcement of the applicable event, (D) an underlying security price for the Class A Common Stock equal to the value of the consideration received in such Acquisition in respect of each outstanding share of Class A Common Stock and (E) the aggregate number of shares of Class A Common Stock for which such Warrant is then exercisable after giving effect to Section 5.1(a)(2).
(3)
“Black-Scholes Value Per Share” means with respect to this Warrant, the Black-Scholes Value divided by the number of shares of Class A Common Stock for which this Warrant is then exercisable (without giving effect to any reduction due to cashless exercise).
(4)
“Common Stock” means any class of common stock of the Company.
(5)
“Current Value” means the difference between (A) sum of the price per share of Common Stock being offered in cash in the applicable Acquisition (if any) plus the fair market value of the non-cash consideration being offered with respect to each share of Class A Common Stock in the applicable Acquisition (if any); and (B) the then current Warrant Price
(6)
“Marketable Securities” means securities meeting all of the following requirements: (i) the issuer thereof is then subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act and is then current in its filing of all required reports and other information under the Act and the Exchange Act; (ii) the class and series of shares or other security of the issuer that would be received by Holder in connection with the Acquisition were Holder to exercise this Warrant on or prior to the closing thereof is then traded in a Trading Market, and (iii) following the closing of such Acquisition, Holder would not be restricted from publicly re-selling all of the issuer’s shares and/or other securities that would be received by Holder in such Acquisition were Holder to exercise this Warrant in full on or prior to the closing of such Acquisition, except to the extent that any such restriction (x) arises solely under federal or state securities laws, rules or regulations, and (y) does not extend beyond six (6) months from the closing of such Acquisition.
(e)
Disputes. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Shares, the Company shall promptly issue to the Holder the number of Shares that are not disputed and resolve such dispute in accordance with Sections 5.14, 5.15, and 5.16.
Section 2
ADJUSTMENTS TO THE SHARES AND WARRANT PRICE.
2.1
Adjustment to Number of Shares Upon Issuance of Common Stock. Except in the case of (x) Common Stock issued by the Company in connection with any Excluded Securities and (y) an event described in either Sections 2.4 or 2.5, if the Company shall, at any time or from time to time after the Original Issue Date, issue or sell any shares of Common Stock or is deemed to have issued or sold any shares of Common Stock pursuant to Section 2.1(c), in each case without consideration or for consideration or having a combined purchase and conversion, exchange or exercise price of less than the Fair Market Value (as determined in accordance with Section 1.3 above) of such Common Stock in effect immediately prior to such issuance or sale, then immediately upon such issuance or sale (or deemed issuance or sale), the number of Shares issuable upon exercise of this Warrant immediately prior to any such issuance or sale (or deemed issuance or sale) shall be increased to a number of Shares equal to the product obtained by multiplying the number of Shares issuable upon exercise of this Warrant immediately prior to such issuance or sale (or deemed issuance or sale) by a fraction (which shall in no event be less than one): (x) the numerator of which shall be the Common Stock Deemed Outstanding as of immediately after such issuance or sale (or deemed issuance or sale); and (y) the denominator of which shall be the sum of (A) the Common Stock Deemed Outstanding as of immediately prior to such issuance or sale (or deemed issuance or sale) plus (B) the aggregate number of number of shares of Common Stock which the aggregate amount of consideration, if any, received by the Company upon such issuance or sale (or deemed issuance or sale) would purchase at the Warrant Price in effect immediately prior to such issuance or sale. For the purposes of any adjustment of the number of shares of Common Stock issuable upon exercise of a Warrant pursuant to this Section 2, the following provisions shall be applicable:
(a)
In the case of the issuance or sale of shares of Common Stock, Options or Convertible Securities for cash, the amount of the consideration received by the Company shall be deemed to be the amount of the gross cash proceeds received by the Company for such securities before deducting from such amount any discounts or commissions allowed, paid or incurred by the Company for any underwriting or otherwise in connection with the issuance and sale of such Common Stock, Options or Convertible Securities.
(b)
In the case of the issuance or sale of shares of Common Stock, Options or Convertible Securities (other than upon the conversion of units or other securities of the Company) for consideration in whole or in part other than cash, including securities acquired in exchange for such shares of Common Stock, Options or Convertible Securities (other than securities by their terms so exchangeable), the consideration other than cash shall be deemed to be the fair market value thereof.

(c)
In the case of the issuance of Convertible Securities or Options (in each case, whether or not at the time so convertible, exchangeable or exercisable): (A) the aggregate maximum number of shares of Common Stock deliverable upon conversion, exchange or exercise of such Convertible Securities or Options shall be deemed to have been issued at the time such Convertible Securities or Options are issued and for consideration equal to the consideration (determined in the manner provided in this Section 2.1), if any, received by the Company upon the issuance or sale of such Convertible Securities or Options plus the minimum purchase price provided in such Convertible Securities or Options for shares of Common Stock issuable upon conversion, exchange or exercise by such Convertible Securities or Options; and (B) if the number of shares of Common Stock issuable upon exercise of a Warrant shall have been adjusted upon the issuance or sale of any Convertible Securities or Options, no further adjustment of the number of shares of Common Stock issuable upon exercise of a Warrant shall be made for the actual issuance of shares of Common Stock upon the exercise, conversion or exchange of such Convertible Securities or Options.
2.2
Record Date. For purposes of any adjustment to the Warrant Price or the number of Shares in accordance with this Section 2, in case the Company shall take a record of the holders of its Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Stock, Options or Convertible Securities or (B) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.
2.3
Adjustments for Dividends or Distributions. Subject to the provisions of this Section 2.3, if the Company shall, at any time or from time to time after the Original Issue Date, make or declare, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or any other distribution payable in securities of the Company (other than a dividend or distribution of shares of Common Stock, Options or Convertible Securities in respect of outstanding shares of Common Stock), cash or other property, then, and in each such event, provision shall be made so that the Holder shall receive upon exercise of this Warrant, in addition to the number of Shares receivable thereupon, the kind and amount of securities of the Company, cash or other property which the Holder would have been entitled to receive had this Warrant been exercised in full into Shares on the date of such event and had the Holder thereafter, during the period from the date of such event to and including the date on which the Holder delivers this Warrant together with its Notice of Exercise to the Company, retained such securities, cash or other property receivable by them as aforesaid during such period, giving application to all adjustments called for during such period under this Section 2 with respect to the rights of the Holder; provided, that no such provision shall be made if the Holder receives, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities, cash or other property in an amount equal to the amount of such securities, cash or other property as the Holder would have received if this Warrant had been exercised in full into Shares on the date of such event.
2.4
Adjustment to Warrant Price and Shares Upon Stock Dividend, Splits. If the Company declares or pays a dividend or distribution on the outstanding shares of Class A Common Stock payable in additional shares of Class A Common Stock or other securities or property (other than cash), then upon exercise of this Warrant, for each Share acquired, Holder shall receive, without additional cost to Holder, the total number and kind of securities and property which Holder would have received had Holder owned the Shares of record as of the date the dividend or distribution occurred. If the Company subdivides the outstanding shares of Class A Common Stock by reclassification or otherwise into a greater number of shares, the number of Shares purchasable hereunder shall be proportionately increased and the Warrant Price shall be proportionately decreased. If the outstanding shares of Class A Common Stock are combined or consolidated, by reclassification or otherwise, into a lesser number of shares, the Warrant Price shall be proportionately increased and the number of Shares shall be proportionately decreased.
2.5
Adjustment to Warrant Price and Shares Upon Reorganization, Reclassification or Similar Transaction. Subject to Section 1.6, in the event of any (i) capital reorganization of the Company, (ii) reclassification of the stock of the Company (other than a change in par value or from par value to no par value or from no par value to par value or as a result of a stock dividend or subdivision, split-up or combination of shares), (iii) Acquisition or (iv) other similar transaction (other than any such transaction covered by Section 2.4, in each case which entitles the holders of Common Stock to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock, each Warrant shall, immediately after such reorganization, reclassification, Acquisition or similar transaction, remain outstanding and shall thereafter, in lieu of or in addition to (as the case may be) the number of Shares then exercisable under this Warrant, be exercisable for the kind and number of shares of stock or other securities or assets of the Company or of the successor Person resulting from such transaction to which the Holder would have been entitled upon such reorganization, reclassification, Acquisition or similar transaction if the Holder had exercised this Warrant in full immediately prior to the time of such reorganization, reclassification, Acquisition or similar transaction and acquired the applicable number of Shares then issuable hereunder as a result of such exercise (without taking into account any limitations or restrictions on the exercisability of this Warrant, including the vesting provisions set forth in Section 5.1(a)); and, in such case, appropriate adjustment (in form and substance satisfactory to the Holder) shall be made with respect to the Holder's rights under this Warrant to insure that the provisions of this Section 2 shall thereafter be applicable, as nearly as possible, to this Warrant in relation to any shares of stock, securities or assets thereafter acquirable upon exercise of this Warrant (including, in the case of any Acquisition or similar transaction in which the successor or purchasing Person is other than the Company, an immediate adjustment in the Warrant Price to the value per share for the Common Stock reflected by the terms of such Acquisition or similar transaction, and a corresponding immediate adjustment to the number of Shares acquirable upon exercise of this Warrant without regard to any limitations or restrictions on exercise, if the value so reflected is less than the Warrant Price in effect immediately prior to such Acquisition or similar transaction). The provisions of this Section 2.5 shall similarly apply to successive reorganizations, reclassifications, Acquisitions or similar transactions. The Company shall not effect any such reorganization, reclassification, Acquisition or similar transaction unless, prior to the consummation thereof, the successor Person (if other than the Company) resulting from such reorganization, reclassification, Acquisition or similar transaction, shall assume, by written instrument substantially similar in form and substance to this Warrant and satisfactory to the Holder, the obligation to deliver to the Holder such shares of stock, securities or assets which, in accordance with the foregoing provisions, such Holder shall be entitled to receive upon exercise of this Warrant.

2.6
No Fractional Share. No fractional Share shall be issuable upon exercise of this Warrant and the number of Shares to be issued shall be rounded down to the nearest whole Share. If a fractional Share interest arises upon any exercise of this Warrant, the Company shall eliminate such fractional Share interest by paying Holder in cash the amount computed by multiplying the fractional interest by (a) the Fair Market Value (as determined in accordance with Section 1.3 above) of a full Share, less (b) the then-effective Warrant Price.
2.7
Certain Repurchases of Common Stock. In case the Company effects a Pro Rata Repurchase of shares of the Class A Common Stock, then:
(a)
the Warrant Price shall be adjusted to the price determined by multiplying the Warrant Price in effect immediately prior to the effective date of such Pro Rata Repurchase by a fraction of which the numerator shall be (x) the product of (1) the number of shares of the Class A Common Stock outstanding immediately before such Pro Rata Repurchase and (2) the Fair Market Value of a share of the Class A Common Stock, as determined in accordance with Section 1.3 above (assuming for such purposes that this Warrant and the Notice of Exercise were delivered on the date of the first public announcement by the Company or any of its affiliates of the intent to effect such Pro Rata Repurchase), minus (y) the aggregate purchase price of the Pro Rata Repurchase, and of which the denominator shall be the product of (1) the number of shares of the Class A Common Stock outstanding immediately prior to such Pro Rata Repurchase minus the number of shares of the Class A Common Stock so repurchased and (2) the Fair Market Value per share of the Class A Common Stock, as determined in accordance with Section 1.3 above (assuming for such purposes that this Warrant and the Notice of Exercise were delivered on the date of the first public announcement by the Company or any of its affiliates of the intent to effect such Pro Rata Repurchase); and
(b)
the number of Vested Shares issuable upon the exercise of the Warrant shall be adjusted to the number obtained by dividing (x) the product of (1) the number of Vested Shares issuable upon the exercise of the Warrant before such adjustment, and (2) the Warrant Price in effect immediately prior to the Pro Rata Repurchase giving rise to this adjustment by (y) the new Warrant Price determined in accordance with Section 2.7(a).
2.8
Notice/Certificate as to Adjustments. Upon each adjustment of the Warrant Price, class and/or number of Shares, the Company, at the Company’s expense, shall notify Holder in writing within a reasonable time setting forth the adjustments to the Warrant Price, Class and/or number of Shares and facts upon which such adjustment is based. The Company shall, upon written request from Holder, furnish Holder with a certificate of its Chief Financial Officer, including computations of such adjustment and the Warrant Price, Class and number of Shares in effect upon the date of such adjustment.
Section 3
REPRESENTATIONS AND COVENANTS OF THE COMPANY.
3.1
Representations and Warranties. The Company represents and warrants to, and agrees with, the Holder as follows:
(a)
The Company is duly organized and validly existing and in good standing as a corporation under the laws of the State of Delaware.

(b)
The Company has all corporate power and authority to execute this Warrant and to perform its obligations hereunder. The execution, delivery and performance by the Company of this Warrant, and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, and assuming due authorization, execution and delivery of this Warrant by the Holder, constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its respective terms, subject, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
(c)
None of the execution and delivery of this Warrant, the consummation of the transactions contemplated herein or the performance of and compliance with the terms and provisions hereof will: (i) violate or conflict with any provision of the Company’s certificate of incorporation or bylaws; (ii) violate any law, regulation, order, writ, judgment, injunction, decree or permit applicable to it; (iii) violate or conflict with any material contractual provisions of, or cause an event of default or give rise to any right of acceleration under any agreement, instrument or contract the breach of which or default thereunder is reasonably likely to result in a material adverse effect to the Company; or (iv) result in or require the creation of any lien, security interest or other charge or encumbrance upon or with respect to its properties.
(d)
No consent, approval, authorization or order of, or filing, registration or qualification with, any court or governmental authority or other Person (or group of Persons) is required in connection with the execution, delivery or performance of this Warrant, except for any notices of sale required to be filed with the Securities and Exchange Commission under Regulation D of the Securities Act or such filings as may be required under state securities laws.
(e)
All Shares which may be issued upon the exercise of this Warrant shall, upon issuance in accordance with the terms hereof (including, without limitation, payment of the aggregate Warrant Price in the manner described in Sections 1.1 or 1.2 above), be duly authorized, validly issued, fully paid and non-assessable, and free of any liens and encumbrances except for restrictions on transfer provided for herein, or under applicable federal and state securities laws. The Company covenants that it shall at all times cause to be reserved and kept available out of its authorized and unissued capital stock such number of shares of Class A Common Stock and other securities as will be sufficient to permit the exercise in full of this Warrant.
3.2
Notice of Certain Events. If the Company proposes at any time to:
(a)
declare any dividend or distribution upon the outstanding shares of the Class, whether in cash, property, stock, or other securities and whether or not a regular cash dividend;
(b)
offer for subscription or sale pro rata to the holders of the outstanding shares of the Class any additional shares of any class or series of the Company’s stock (other than pursuant to contractual pre-emptive rights);
(c)
effect any reclassification, exchange, combination, substitution, reorganization or recapitalization of the outstanding shares of the Class; or
(d)
effect an Acquisition or agreement to liquidate, dissolve or wind up;

then, in connection with each such event, the Company shall give Holder:

(1)
in the case of the matters referred to in clauses (a) and (b) above, at least five (5) Business Days prior written notice of the earlier to occur of the effective date thereof or the date on which a record will be taken for such dividend, distribution, or subscription rights (and specifying the date on which the holders of outstanding shares of the Class will be entitled thereto) or for determining rights to vote, if any; and
(2)
in the case of the matters referred to in clauses (c) and (d) above, at least five (5) Business Days prior written notice of the date when the same will take place (and specifying the date on which the holders of outstanding shares of the Class will be entitled to exchange their shares for the securities or other property deliverable upon the occurrence of such event and such reasonable information as Holder may reasonably require regarding the treatment of this Warrant in connection with such event giving rise to the notice).
Section 4
REPRESENTATIONS, WARRANTIES OF THE HOLDER.

The Holder represents and warrants to the Company as follows:

4.1
Purchase for Own Account. This Warrant and the Shares to be acquired upon exercise of this Warrant by Holder are being acquired for investment for Holder’s account, not as a nominee or agent, and not with a view to the public resale or distribution within the meaning of the Act, except pursuant to sales registered or exempted under the Act.
4.2
Disclosure of Information. Holder is aware of the Company’s business affairs and financial condition and has received or has had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the acquisition of this Warrant and its underlying securities. Holder further has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of this Warrant and its underlying securities and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to Holder or to which Holder has access.
4.3
Investment Experience. Holder understands that the purchase of this Warrant and its underlying securities involves substantial risk. Holder has experience as an investor in securities of companies in the development stage and acknowledges that Holder can bear the economic risk of such Holder’s investment in this Warrant and its underlying securities and has such knowledge and experience in financial or business matters that Holder is capable of evaluating the merits and risks of its investment in this Warrant and its underlying securities and/or has a preexisting personal or business relationship with the Company and certain of its officers, directors or controlling persons of a nature and duration that enables Holder to be aware of the character, business acumen and financial circumstances of such persons.
4.4
Accredited Investor Status. Holder is an “accredited investor” within the meaning of Regulation D promulgated under the Act.

4.5
The Act. Holder understands that this Warrant and the Shares issuable upon exercise hereof have not been registered under the Act in reliance upon a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of the Holder’s investment intent as expressed herein. Holder understands that this Warrant and the Shares issued upon any exercise hereof must be held indefinitely unless subsequently registered under the Act and qualified under applicable state securities laws, or unless exemption from such registration and qualification are otherwise available. Holder is aware of the provisions of Rule 144 promulgated under the Act.
4.6
No Voting Rights. Holder, as a Holder of this Warrant, will not have any voting rights until the exercise of this Warrant.
Section 5
MISCELLANEOUS.
5.1
Vesting; Term; Automatic Cashless Exercise Upon Expiration.
(a)
Vesting.
(1)
Subject to clause (2) of this Section 5.1(a), the Shares shall vest on a monthly basis as follows:
a.
On September 8, 2022, this Warrant shall vest as to and may be exercised for [●] Shares; and on the 8th day of each of the following eleven months, this Warrant shall vest as to and may be exercised for an additional [●]1 Shares;
b.
On September 8, 2023 and on the 8th day of each of the following eleven months, this Warrant shall vest as to and may be exercised for an additional [●]1 Shares;
c.
On September 8, 2024 and on the 8th day of each of the following eleven months, this Warrant shall vest as to and may be exercised for an additional [●] Shares; and
d.
On September 8, 2025 and on the 8th day of each month thereafter, this Warrant shall vest as to and may be exercised for an additional [●]2 Shares, until fully vested.
(2)
If prior to the date on which this Warrant is fully vested, the Company consummates an Acquisition (the date of such Acquisition, the “Acceleration Date”), then effective immediately prior to the Acceleration Date, this Warrant shall be deemed to have vested fully and be exercisable for the maximum number of Shares described in Section 1.
(b)
Term. Subject to the provisions of Section 1.6, this Warrant is exercisable for all or any part of the unexercised Vested Shares at any time and from time to time on or before 6:00 PM, Pacific time, on the Expiration Date and shall be void thereafter.

(c)
Automatic Cashless Exercise upon Expiration. In the event that, upon the Expiration Date, the Fair Market Value of one Share as determined in accordance with Section 1.3 is greater than the Warrant Price in effect on such date, then this Warrant shall automatically be deemed on and as of such date to be exercised pursuant to Section 1.2 as to all Shares for which it shall not previously have been exercised, and the Company shall, within a reasonable time, deliver a certificate representing the Shares issued upon such exercise to Holder.
5.2
Withholding. Notwithstanding anything in this Warrant or the Financing Agreement, dated as the Original Issue Date, as amended on July 24, 2023, by and among Beachbody, LLC, the Company as a Guarantor, the other Guarantors party thereto from time to time, the Lenders party thereto from time to time, and Blue Torch Finance, LLC, as Administrative Agent and Collateral Agent (as amended, the “Financing Agreement”) to the contrary, the Company shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amounts or property payable or deliverable to the Holder pursuant to this Warrant such amounts as are required to be deducted or withheld under applicable law with respect to the Warrant (and the Company shall be entitled to withhold, for the avoidance of doubt, from any amounts or property that are payable or deliverable with respect to the Warrant that are subsequent to the payment or delivery or other circumstance that gave rise to the requirement to deduct or withhold under applicable law).
5.3
Legends. Each certificate evidencing Shares shall be imprinted with a legend in substantially the following form:

THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAWS OF ANY STATE AND, EXCEPT AS SET FORTH IN THAT CERTAIN AMENDED AND RESTATED WARRANT TO PURCHASE STOCK ISSUED BY THE ISSUER TO [  ] DATED JULY 24, 2023, MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED UNLESS AND UNTIL REGISTERED UNDER SAID ACT AND LAWS OR, IN THE OPINION OF LEGAL COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER, SUCH OFFER, SALE, PLEDGE OR OTHER TRANSFER IS EXEMPT FROM SUCH REGISTRATION.

5.4
Compliance with Securities Laws on Transfer. This Warrant and the Shares may be transferred or assigned in whole or in part by the Holder at any time without the consent of the Company, provided that (i) such transfer is in compliance with applicable federal and state securities laws by the transferor; and (ii) any holder with respect to the Warrant shall deliver (and shall at all times be eligible to deliver) a duly executed and valid IRS Form W-9, W-8BEN, W-8BEN E, W-8ECI, W-8IMY (with necessary attachments) or W-8EXP (in each case, as applicable) (and any transfer not in compliance with this Section 5.4 shall be void ab initio). Any transferee of this Warrant or any portion hereof, by their acceptance of this Warrant, is deemed to agree to be bound by the terms and conditions of this Warrant, including, without limitation, the representations and warranties of the Holder in Section 4. The Company shall not require Holder to provide an opinion of counsel if the transfer is to an affiliate of Holder, provided that any such transferee is an “accredited investor” as defined in Regulation D promulgated under the Act.

Additionally, the Company shall also not require an opinion of counsel if there is no material question as to the availability of Rule 144 promulgated under the Act.
5.5
Transfer Procedure. Subject to the provisions of Section 5.4 and upon providing the Company with written notice, Holder may transfer all or part of this Warrant or the Shares to any transferee, provided, however, in connection with any such transfer, Holder will give the Company notice of the portion of this Warrant and/or Shares being transferred with the name, address and taxpayer identification number of the transferee and Holder will surrender this Warrant to the Company for reissuance to the transferee(s) (and Holder if applicable); provided, further, that the transferee shall agree in writing with the Company to be bound by all of the terms and conditions of this Warrant.
5.6
Certain Definitions. For purposes of this Warrant, the following terms shall have the following meanings:
(a)
“Common Stock Deemed Outstanding” means, at any given time, the sum of (a) the number of shares of Common Stock actually outstanding at such time, plus (b) the number of shares of Common Stock issuable upon exercise of Options actually outstanding at such time, plus (c) the number of shares of Common Stock issuable upon conversion or exchange of Convertible Securities actually outstanding at such time (treating as actually outstanding any Convertible Securities issuable upon exercise of Options actually outstanding at such time), in each case, regardless of whether the Options or Convertible Securities are actually exercisable at such time; provided, that Common Stock Deemed Outstanding at any given time shall not include shares owned or held by or for the account of the Company or any of its wholly owned subsidiaries.
(b)
“Convertible Securities” means any securities (directly or indirectly) convertible into or exchangeable for Common Stock, but excluding Options.
(c)
“Excluded Securities” means any shares of Common Stock issued or issuable, or deemed issued or issuable pursuant to Section 2.1: (i) to officers, employees or directors of, or consultants to, the Company or any of its subsidiaries pursuant to an employee benefit or stock purchase plan or agreement which is in effect on the date of this agreement or has been approved by a majority of the non-employee members of the Board, pursuant to which the Company’s securities may be issued or sold to any employee, officer, consultant or director, (ii) upon exercise of this Warrant, (iii) upon conversion, exercise or exchange of any Options or Convertible Securities (as any adjustment will be made at the time of issuance or amendment of such Options or Convertible Securities pursuant to Section 2.1); and (iv) as consideration in connection with the acquisition of all or a controlling interest in another business (whether by merger, purchase of stock or assets or otherwise) if such issuance is approved by the Board.
(d)
“Options” means any warrants or other rights or options to subscribe for or purchase Common Stock or Convertible Securities.
(e)
“Person” means any individual, sole proprietorship, partnership, limited liability company, corporation, joint venture, trust, incorporated organization or government or department or agency thereof.

(f)
“Pro Rata Repurchase” means any purchase of shares of the Class by the Company or any affiliate thereof pursuant to (i) any tender offer or exchange offer subject to Section 13(e) or 14(e) of the Exchange Act or Regulation 14E promulgated thereunder or (ii) any other offer available to substantially all holders of shares of the Class A Common Stock, in the case of both of the foregoing clauses (i) or (ii), whether for cash, shares of the Class A Common Stock, other securities of the Company, evidences of indebtedness of the Company or any other Person or any other property (including, without limitation, shares of the Class, other securities or evidences of indebtedness of a subsidiary), or any combination thereof, effected while this Warrant is outstanding. The “effective date” of a Pro Rata Repurchase shall mean the date of acceptance of shares for purchase or exchange by the Company under any tender or exchange offer that is a Pro Rata Repurchase or the date of purchase with respect to any Pro Rata Repurchase that is not a tender or exchange offer.
(g)
“Vested Shares” means the Shares that have become vested and exercisable in accordance with Section 5.1(a).
5.7
No Impairment. The Company shall not, by amendment of its organizational documents, or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by it hereunder, but shall at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may reasonably be requested by the Holder in order to protect the exercise rights of the Holder against dilution or other impairment, consistent with the tenor and purpose of this Warrant.
5.8
Investment Unit. The Company and the Holder acknowledge and agree that the Term Loan (as defined in the Financing Agreement) made on the Effective Date (as defined in the Financing Agreement) and the Warrant, taken together, comprise an “investment unit” for purposes of Section 1273(c)(2) of the Internal Revenue Code of 1986, as amended (the “Code”), and agree that the issue price of such investment unit shall be allocated between the Term Loan (as defined in the Financing Agreement) and the Warrant based on their relative fair market values as of the Original Issue Date, in accordance with Treasury Regulation Section 1.1273-2(h). For this purpose, the Company and the Holder agree that, as of the Effective Date (as defined in the Financing Agreement), the fair market value of the Warrant is $0. The Company and the Holder agree to file all applicable tax returns in a manner consistent with such allocation and not to take any position on any tax return or in any tax proceeding that is inconsistent with such allocation, unless otherwise required by a contrary “determination” within the meaning of Section 1313 of the Code.
5.9
Notices. All notices and other communications hereunder from the Company to the Holder, or vice versa, shall be deemed delivered and effective (i) when given personally, (ii) on the third (3rd) Business Day after being mailed by first-class registered or certified mail, postage prepaid, (iii) upon actual receipt if given by facsimile or electronic mail and such receipt is confirmed in writing by the recipient, or (iv) on the first Business Day following delivery to a reliable overnight courier service, courier fee prepaid, in any case at such address as may have been furnished to the Company or Holder, as the case may be, in writing by the Company or such Holder from time to time in accordance with the provisions of this Section 5.9. All notices to Holder shall be addressed as follows until the Company receives notice of a change of address in connection with a transfer or otherwise:

[  ]

150 East 58th Street, 18th Floor
New York, NY 10155

Attention: Sibyl Kavak

Email: skavak@bluetorchcapital.com

with a copy to:

Milbank LLP

2029 Century Park East, Suite 3300

Los Angeles, CA 90067

Attention: Jason Anderson; Al Pisa

Email: jtanderson@milbank.com; apisa@milbank.com

Notice to the Company shall be addressed as follows until Holder receives notice of a change in address:

The Beachbody Company, Inc.
400 Continental Boulevard, Suite 400
El Segundo, CA 90245
Attention: Marc Suidan, Chief Financial Officer
Email: msuidan@beachbody.com

with a copy to:

Latham & Watkins LLP

10250 Constellation Blvd., Suite 1100

Los Angeles, CA 90067

Attention: Steven B. Stokdyk

Email: steven.stokdyk@lw.com

5.10
Amendments and Waivers. Any term of this Warrant may be amended and the observance of any term of this Warrant may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Holder.
5.11
Waiver. This Warrant and any term hereof may be changed, waived, discharged or terminated (either generally or in a particular instance and either retroactively or prospectively) only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought.
5.12
Attorneys’ Fees. In the event of any dispute between the parties concerning the terms and provisions of this Warrant, the party prevailing in such dispute shall be entitled to collect from the other party all costs incurred in such dispute, including reasonable attorneys’ fees.

5.13
Counterparts; Facsimile/Electronic Signatures. This Warrant may be executed in counterparts, all of which together shall constitute one and the same agreement. Any signature page delivered electronically or by facsimile shall be binding to the same extent as an original signature page with regard to any agreement subject to the terms hereof or any amendment hereto.
5.14
GOVERNING LAW. THIS WARRANT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ANY CONFLICT OF LAW PROVISION.
5.15
Submission to Jurisdiction. Any legal suit, action or proceeding arising out of or based upon this Warrant or the transactions contemplated hereby may be instituted in the federal courts of the United States of America or the courts of the State of New York in each case located in the city of New York and County of New York, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of process, summons, notice or other document by certified or registered mail to such party’s address set forth herein shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.
5.16
Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Warrant is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Warrant or the transactions contemplated hereby.
5.17
Headings. The headings in this Warrant are for purposes of reference only and shall not limit or otherwise affect the meaning of any provision of this Warrant.
5.18
Business Days. “Business Day” is any day that is not a Saturday, Sunday or a day on which banks in New York, NY or Los Angeles, CA are closed.
5.19
Cancellation of Original Warrant. Holder agrees and acknowledges that by entering into this Warrant, the Original Warrant shall be automatically cancelled and shall not be valid or exchangeable for cash, securities or other property of the Company.
5.20
Effectiveness. Holder and the Company agree and acknowledge that this Warrant shall govern and be considered effective as of the Original Issue Date.

[REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

IN WITNESS WHEREOF, the parties have caused this Amended and Restated Warrant to Purchase Stock to be executed by their duly authorized representatives effective as of the Amended and Restated Date written above.

THE BEACHBODY COMPANY, INC.

By:

Name:

Title:

Agreed and Accepted:

[●]

By:

Name:

Title:

APPENDIX 1

NOTICE OF EXERCISE

1.
The undersigned Holder hereby exercises its right to purchase ___________ shares of Class A Common Stock of _______________________ (the “Company”) in accordance with the attached Warrant To Purchase Stock (the “Warrant”), and tenders payment of the aggregate Warrant Price for such shares as follows:

[ ] Check in the amount of $___________ payable to order of the Company enclosed herewith

[ ] Wire transfer of immediately available funds to the Company’s account

[ ] Cashless exercise pursuant to Section 1.2 of the Warrant

[ ] Other [Describe] __________________________________________

2.
Please issue a certificate or certificates representing the Shares in the name specified below:

Holder’s Name

(Address)

3.
By its execution below and for the benefit of the Company, Holder hereby restates each of the representations and warranties in Section 4 of the Warrant as of the date hereof.

HOLDER:

[_________________________]

By:

Name:

Title:

Date:

AMENDMENT NO. 1 TO Financing AGREEMENT

This AMENDMENT NO. 1 TO FINANCING AGREEMENT (this “Agreement”) dated as of October 4, 2022 (the “First Amendment Effective Date”), is made by and among Beachbody, LLC, a Delaware limited liability company (the “Borrower”), The Beachbody Company, Inc., a Delaware corporation (the “Parent”), each subsidiary of the Parent listed as a “Guarantor” on the signature pages hereto (together with the Parent, each a “Guarantor” and collectively, the “Guarantors”), the lenders party hereto (each a “Lender” and collectively, the “Lenders”), Blue Torch Finance, LLC, a Delaware limited liability company (“Blue Torch”), as collateral agent for the Lenders (in such capacity, together with its permitted successors and assigns in such capacity, the “Collateral Agent”) and Blue Torch, as administrative agent for the Lenders (in such capacity, together with its permitted successors and assigns in such capacity, the “Administrative Agent” and together with the Collateral Agent, each an “Agent” and collectively, the “Agents”).

WHEREAS, the Borrower, the Parent, the other Guarantors and the Lenders party thereto from time to time, the Administrative Agent and the Collateral Agent are party to that certain Financing Agreement, dated as of August 8, 2022 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Financing Agreement”).

NOW THEREFORE, in consideration of the premises and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Section 1. Definitions. Except as otherwise defined in this Agreement, terms defined in the Financing Agreement, after giving effect to this Agreement, are used herein as defined therein. This Agreement shall constitute a Loan Document for all purposes of the Financing Agreement and the other Loan Documents.

Section 2. Amendments. Subject to the satisfaction of the conditions precedent specified in Section 4 below, effective as of the First Amendment Effective Date:

(a) The definition of “Excluded Account” set forth in Section 1.01 of the Financing Agreement is hereby amended and restated in its entirety as follows:

““Excluded Account” means (A) any deposit account or any other accounts which (i) are used for the sole purpose of making payroll, payroll and withholding Tax payments related thereto (the employee portion thereof) and other employee wage and benefit payments and accrued and unpaid employee compensation (including salaries, wages, bonuses, benefits and expense reimbursements), (ii) are used for the sole purpose of paying Taxes, including payroll, withholding and sales or similar Taxes and Tax Distributions, (iii) are zero balance deposit accounts, (iv) constitute custodian, trust, fiduciary or other escrow accounts or collateral accounts established for the benefit of third parties in the ordinary course of business in connection with transactions permitted hereunder, or (v) are accounts that contain amounts which do not exceed a balance of $10,000 per such account or $50,000 for all such accounts in the aggregate or (B) (i) that certain deposit account identified as number 55519203 established and maintained at Bank of America, N.A. for Team Beachbody Canada, LP and (ii) that certain deposit account identified as number 56969209 established and maintained at Bank of America, N.A. for Myx Fitness, LLC, solely for so long as the average balance on deposit therein over any four-week period shall not exceed the Dollar equivalent of $4,000,000 in the aggregate, which average balance shall be measured on and as of the date of delivery of each weekly Liquidity report delivered (or required to be delivered) pursuant to Section 7.01(a)(v)

(beginning with the first such report immediately following the First Amendment Effective Date) on a trailing four week basis (by calculating the average of the balance on deposit in such accounts on the date of such weekly Liquidity report and on the date of each of the three most recent weekly Liquidity reports delivered (or required to be delivered) pursuant to Section 7.01(a)(v) prior to such date), in each case, as evidenced by such report.”

(b) The definition of “Qualified Cash” set forth in Section 1.01 of the Financing Agreement is hereby amended and restated in its entirety as follows:

““Qualified Cash” means, as of any date of determination, the aggregate amount of unrestricted cash on-hand of the Loan Parties maintained in deposit accounts in the name of a Loan Party in the United States or Canada as of such date, which deposit accounts are subject to Control Agreements; provided, that prior to the date that is 60 days after the Effective Date (or such later date as agreed to by the Collateral Agent in its sole discretion) so long as the Loan Parties are using commercially reasonable efforts to put in place such Control Agreements, such unrestricted cash shall not be subject to the requirement to be subject to a Control Agreement prior to such date.”

(c) Section 1.01 of the Financing Agreement is hereby amended by adding the following definitions in proper alphabetical order:

““First Amendment” means that certain Amendment No. 1, dated as of October 4, 2022, by and among the Borrower, the Parent, each other Loan Party party thereto, the Administrative Agent and the Lenders party thereto.”

““First Amendment Effective Date” means the First Amendment Effective Date, as such term is defined in the First Amendment.”

(d) Section 8.01(b) of the Financing Agreement is hereby amended by deleting the text “45 days” in each instance it appears therein and replacing it with the text “60 days”.

Section 3. Representations and Warranties. Each Loan Party represents and warrants to each Agent and the Lenders that, as of the date of this Agreement, after giving effect to the terms of this Agreement:

(a) the representations and warranties contained in Article VI of the Financing Agreement and in each other Loan Document, certificate or other writing delivered to any Secured Party pursuant thereto on or prior to the First Amendment Effective Date are true and correct in all material respects (except for representations and warranties that are already qualified by materiality, which representations and warranties are true and correct in all respects) on and as of the First Amendment Effective Date as though made on and as of such date, except to the extent that any such representation or warranty expressly relates solely to an earlier date (in which case such representation or warranty is true and correct in all material respects (except for representations and warranties that are already qualified by materiality, which representations and warranties are true and correct in all respects) on and as of such earlier date); and

(b) no Default or Event of Default has occurred and is continuing on the First Amendment Effective Date or would result from this Agreement becoming effective in accordance with its terms.

Section 4. Conditions Precedent. The amendments set forth in Section 2 hereof shall become effective upon satisfaction of the following conditions:

(a) Execution. The Agents (or their counsel) shall have received from the Borrower, the Parent and each Lender party to the Financing Agreement constituting Required Lenders either (i) a counterpart of this Agreement signed on behalf of such party or (ii) written evidence satisfactory to the Agents (which may include telecopy or electronic transmission (e.g., “pdf”) of a signed signature page of this Agreement) that such party has signed a counterpart of this Agreement; and

(b) First Amendment Effective Date Certificate. The Parent and the Borrower shall have delivered to the Administrative Agent a certificate signed by an Authorized Officer of the Borrower certifying as to the matters specified in Sections 3(a) and (b).

Section 5. No Novation or Mutual Departure. The Borrower expressly acknowledges and agrees that there has not been, and this Agreement does not constitute or establish, a novation with respect to the Financing Agreement or any other Loan Document, or a mutual departure from the strict terms, provisions, and conditions thereof, other than as specified herein. Except as otherwise expressed herein, the execution, delivery and effectiveness of this Agreement shall not operate as a waiver of any right, power or remedy of Administrative Agent, the Collateral Agent and the Lenders under the Financing Agreement or any of the other Loan Documents, nor constitute a waiver of any provision of the Financing Agreement or any of the other Loan Documents. Except as set forth herein, the Financing Agreement and all other Loan Documents shall remain unchanged and in full force and effect and each of the Parent and the Borrower hereby ratifies and confirms its obligations thereunder as of the date hereof. This Agreement shall not constitute a course of dealing between the Loan Parties, on the one hand, and the Administrative Agent, the Collateral Agent and the Lenders, on the other hand, at variance with the Financing Agreement or any other Loan Document such as to require further notice by the Administrative Agent, the Collateral Agent and the Lenders to any Loan Party to require strict compliance with the terms of the Financing Agreement and the other Loan Documents in the future, except as expressly set forth herein.

Section 6. Confirmation. Each Loan Party (a) confirms its obligations under the Loan Documents as of the date hereof, (b) confirms that its obligations under the Financing Agreement as modified and expanded hereby are entitled to the benefits of the pledges set forth in the Loan Documents, (c) confirms that its obligations under the Financing Agreement as modified and expanded hereby constitute Obligations and (d) agrees that the Financing Agreement as modified hereby is the Financing Agreement under and for all purposes of the Loan Documents. Each party, by its execution of this Agreement, hereby confirms that the Obligations shall remain in full force and effect as of the date hereof, and such Obligations shall continue to be entitled to the benefits of the grant set forth in the Collateral Documents. Each Guarantor (a) confirms its guarantee obligations under the Financing Agreement as of the date hereof, (b) confirms that its obligations under the Financing Agreement as modified and expanded hereby are entitled to the benefits of the guarantee set forth in the Guaranty, and (c) confirms that its obligations under the Financing Agreement as modified and expanded hereby constitute “Obligations”. Each Loan Party, by its execution of this Agreement, hereby confirms that the Guaranteed Obligations shall remain in full force and effect as of the date hereof.

Section 7. Miscellaneous.

(a) This Agreement shall be limited as written and nothing herein shall be deemed to constitute an amendment or waiver of any other term, provision or condition of any of the Loan Documents in any other instance than as expressly set forth herein or prejudice any right or remedy that any Lender or any Agent may now have or may in the future have under any of the Loan Documents. Except as herein provided, the Financing Agreement shall remain unchanged and in full force and effect. This Agreement, the Financing Agreement, the Security Agreement and the other Loan Documents constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and verbal, among the parties or any of them with respect to the subject matter hereof. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same amendatory instrument and any of the parties hereto may execute this Agreement by signing any such counterpart. Delivery of a counterpart by electronic transmission shall be effective as delivery of a manually executed counterpart hereof. The provisions of Section 12.08 of the Financing Agreement are hereby incorporated herein, mutatis mutandis.

(b) THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED IN THE STATE OF NEW YORK.

(c) Each of the undersigned Lenders, by its execution hereof, authorizes and directs the Administrative Agent and the Collateral Agent to execute and deliver this Agreement upon the satisfaction of the conditions precedent described above (which shall be conclusively evidenced by such Lender’s execution hereof).

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

BORROWER:

BEACHBODY, LLC
By:	/s/ Carl Daikeler
Name: Carl Daikeler
Title: Chief Executive Officer
PARENT:

THE BEACHBODY COMPANY, INC.
By:	/s/ Carl Daikeler
Name: Carl Daikeler
Title: Chief Executive Officer

GUARANTORS:

MYX FITNESS, LLC OPENFIT, LLC LADDER, LLC TEAM BEACHBODY CANADA, LLC.
By:	/s/ Carl Daikeler
Name: Carl Daikeler
Title: Chief Executive Officer

TEAM BEACHBODY CANADA LTD.

By:	/s/ Carl Daikeler

Name: Carl Daikeler
Title: Chief Executive Officer

OPENFIT CANADA, INC.

By:	/s/ Carl Daikeler
Name: Carl Daikeler
Title: Chief Executive Officer

TEAM BEACHBODY CANADA LIMITED PARTNERSHIP
by its general partner, TEAM BEACHBODY CANADA LTD.
By:	/s/ Carl Daikeler
Name: Carl Daikeler
Title: Chief Executive Officer

COLLATERAL AGENT AND ADMINISTRATIVE AGENT:

BLUE TORCH FINANCE, LLC
By:	/s/ Kevin Genda
Name: Kevin Genda
Title: CEO

LENDERS:

BTC HOLDINGS FUND II LLC
By:	Blue Torch Credit Opportunities Fund II LP, its sole member
By:	Blue Torch Credit Opportunities GP II LLC, its general partner
By:	KPG BTC Management LLC, its sole member /s/ Kevin Genda
Name: Kevin Genda
Title: CEO

BTC HOLDINGS SBAF FUND LLC
By:	Blue Torch Credit Opportunities SBAF Fund LP, its sole member
By:	Blue Torch Credit Opportunities SBAF GP LLC, its general partner
By:	KPG BTC Management LLC, its sole member /s/ Kevin Genda
Name: Kevin Genda
Title: CEO

BTC HOLDINGS KRS FUND LLC
By:	Blue Torch Credit Opportunities KRS Fund LP, its sole member
By:	Blue Torch Credit Opportunities KRS GP LLC, its general partner
By:	KPG BTC Management LLC, its sole member /s/ Kevin Genda
Name: Kevin Genda
Title: CEO

BLUE TORCH CREDIT OPPORTUNITIES FUND II LP

By:	Blue Torch Credit Opportunities GP II LLC, its general partner
By:	KPG BTC Management LLC, its sole member /s/ Kevin Genda
Name: Kevin Genda
Title: CEO

BLUE TORCH CREDIT OPPORTUNITIES FUND III LP
By:	Blue Torch Credit Opportunities GP III LLC, its general partner
By:	KPG BTC Management LLC, its sole member /s/ Kevin Genda
Name: Kevin Genda
Title: CEO

THE BEACHBODY COMPANY, INC.

POLICY FOR RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The Beachbody Company, Inc. (the “Company”) has adopted this Policy for Recovery of Erroneously Awarded Compensation (the “Policy”), effective as of October 2, 2023 (the “Effective Date”). Capitalized terms used in this Policy but not otherwise defined herein are defined in Section 11.

1.
Persons Subject to Policy

This Policy shall apply to current and former Officers. Each Officer shall be required to sign an Acknowledgment Agreement pursuant to which such Officer will agree to be bound by the terms of, and comply with, this Policy; however, any Officer’s failure to sign any such Acknowledgment Agreement shall not negate the application of this Policy to the Officer.

2.
Compensation Subject to Policy

This Policy shall apply to Incentive-Based Compensation received on or after the Effective Date. For purposes of this Policy, the date on which Incentive-Based Compensation is “received” shall be determined under the Applicable Rules, which generally provide that Incentive-Based Compensation is “received” in the Company’s fiscal period during which the relevant Financial Reporting Measure is attained or satisfied, without regard to whether the grant, vesting or payment of the Incentive-Based Compensation occurs after the end of that period.

3.
Recovery of Compensation

In the event that the Company is required to prepare a Restatement, the Company shall recover, reasonably promptly, the portion of any Incentive-Based Compensation that is Erroneously Awarded Compensation, unless the Committee has determined that recovery would be Impracticable. Recovery shall be required in accordance with the preceding sentence regardless of whether the applicable Officer engaged in misconduct or otherwise caused or contributed to the requirement for the Restatement and regardless of whether or when restated financial statements are filed by the Company. For clarity, the recovery of Erroneously Awarded Compensation under this Policy will not give rise to any person’s right to voluntarily terminate employment for “good reason,” or due to a “constructive termination” (or any similar term of like effect) under any plan, program or policy of or agreement with the Company or any of its affiliates.

4.
Manner of Recovery; Limitation on Duplicative Recovery

The Committee shall, in its sole discretion, determine the manner of recovery of any Erroneously Awarded Compensation, which may include, without limitation, reduction or cancellation by the Company or an affiliate of the Company of Incentive-Based Compensation, Erroneously Awarded Compensation or solely time-vesting equity awards, reimbursement or repayment by any person subject to this Policy of the Erroneously Awarded Compensation, and, to the extent permitted by law, an offset of the Erroneously Awarded Compensation against other compensation payable by the Company or an affiliate of the Company to such person. Notwithstanding the foregoing, unless otherwise prohibited by the Applicable Rules, to the extent this Policy provides for recovery of Erroneously Awarded Compensation already recovered by the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 or Other Recovery Arrangements, the amount of Erroneously Awarded Compensation already recovered by the Company from the recipient of such Erroneously Awarded Compensation may be credited to the amount of Erroneously Awarded Compensation required to be recovered pursuant to this Policy from such person.

5.
Administration

This Policy shall be administered, interpreted and construed by the Committee, which is authorized to make all determinations necessary, appropriate or advisable for such purpose. The Board of Directors of the Company (the “Board”) may re-vest in itself the authority to administer, interpret and construe this Policy in accordance with applicable law, and in such event references herein to the “Committee” shall be deemed to be references to the Board. Subject to any permitted review by the applicable national securities exchange or association pursuant to the Applicable Rules, all determinations and decisions made by the Committee pursuant to the provisions of this Policy shall be final, conclusive and binding on all persons, including the Company and its affiliates, equityholders and employees. The Committee may delegate administrative duties with respect to this Policy to one or more directors or employees of the Company, as permitted under applicable law, including any Applicable Rules.

6.
Interpretation

This Policy shall be interpreted and applied in a manner that is consistent with the requirements of the Applicable Rules, and to the extent this Policy is inconsistent with such Applicable Rules, it shall be deemed amended to the minimum extent necessary to ensure compliance therewith.

7.
No Indemnification; No Liability

The Company shall not indemnify or insure any person against the loss of any Erroneously Awarded Compensation pursuant to this Policy, nor shall the Company directly or indirectly pay or reimburse any person for any premiums for third-party insurance policies that such person may elect to purchase to fund such person’s potential obligations under this Policy. None of the Company, an affiliate of the Company or any member of the Committee or the Board shall have any liability to any person as a result of actions taken under this Policy.

8.
Application; Enforceability

Except as otherwise determined by the Committee or the Board, the adoption of this Policy does not limit, and is intended to apply in addition to, any other clawback, recoupment, forfeiture or similar policies or provisions of the Company or its affiliates, including any such policies or provisions of such effect contained in any employment agreement, bonus plan, incentive plan, equity-based plan or award agreement thereunder or similar plan, program or agreement of the Company or an affiliate or required under applicable law (the “Other Recovery Arrangements”). The remedy specified in this Policy shall not be exclusive and shall be in addition to every other right or remedy at law or in equity that may be available to the Company or an affiliate of the Company.

9.
Severability

The provisions in this Policy are intended to be applied to the fullest extent of the law; provided, however, to the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

10.
Amendment and Termination

The Board or the Committee may amend, modify or terminate this Policy in whole or in part at any time and from time to time in its sole discretion. This Policy will terminate automatically when the Company does not have a class of securities listed on a national securities exchange or association.

11.
Definitions

“Applicable Rules” means Section 10D of the Exchange Act, Rule 10D-1 promulgated thereunder, the listing rules of the national securities exchange or association on which the Company’s securities are listed, and any applicable rules, standards or other guidance adopted by the Securities and Exchange Commission or any national securities exchange or association on which the Company’s securities are listed.

“Committee” means the committee of the Board responsible for executive compensation decisions comprised solely of independent directors (as determined under the Applicable Rules), or in the absence of such a committee, a majority of the independent directors serving on the Board.

“Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation received by a current or former Officer that exceeds the amount of Incentive-Based Compensation that would have been received by such current or former Officer based on a restated Financial Reporting Measure, as determined on a pre-tax basis in accordance with the Applicable Rules.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Financial Reporting Measure” means any measure determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures derived wholly or in part from such measures, including GAAP, IFRS and nonGAAP/IFRS financial measures, as well as stock or share price and total equityholder return.

“GAAP” means United States generally accepted accounting principles.

“IFRS” means international financial reporting standards as adopted by the International Accounting Standards Board.

“Impracticable” means (a) the direct costs paid to third parties to assist in enforcing recovery would exceed the Erroneously Awarded Compensation; provided that the Company has (i) made reasonable attempts to recover the Erroneously Awarded Compensation, (ii) documented such attempt(s), and (iii) provided such documentation to the relevant listing exchange or association, (b) to the extent permitted by the Applicable Rules, the recovery would violate the Company’s home country laws pursuant to an opinion of home country counsel; provided that the Company has (i) obtained an opinion of home country counsel, acceptable to the relevant listing exchange or association, that recovery would result in such violation, and (ii) provided such opinion to the relevant listing exchange or association, or (c) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and the regulations thereunder.

“Incentive-Based Compensation” means, with respect to a Restatement, any compensation that is granted, earned, or vested based wholly or in part upon the attainment of one or more Financial Reporting Measures and received by a person: (a) after such person began service as an Officer; (b) who served as an Officer at any time during the performance period for that compensation; (c) while the Company has a class of its securities listed on a national securities exchange or association; and (d) during the applicable Three-Year Period.

“Officer” means each person who serves as an executive officer of the Company, as defined in Rule 10D-1(d) under the Exchange Act.

“Restatement” means an accounting restatement to correct the Company’s material noncompliance with any financial reporting requirement under securities laws, including restatements that correct an error in previously issued financial statements (a) that is material to the previously issued financial statements or (b) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

“Three-Year Period” means, with respect to a Restatement, the three completed fiscal years immediately preceding the date that the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the

Company is required to prepare such Restatement, or, if earlier, the date on which a court, regulator or other legally authorized body directs the Company to prepare such Restatement. The “Three-Year Period” also includes any transition period (that results from a change in the Company’s fiscal year) within or immediately following the three completed fiscal years identified in the preceding sentence. However, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months shall be deemed a completed fiscal year.

ACKNOWLEDGMENT AND CONSENT TO

POLICY FOR RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION1

The undersigned has received a copy of the Policy for Recovery of Erroneously Awarded Compensation (the “Policy”) adopted by The Beachbody Company, Inc. (the “Company”).

For good and valuable consideration, the receipt of which is acknowledged, the undersigned agrees to the terms of the Policy and agrees that compensation received by the undersigned may be subject to reduction, cancellation, forfeiture and/or recoupment to the extent necessary to comply with the Policy, notwithstanding any other agreement to the contrary. The undersigned further acknowledges and agrees that the undersigned is not entitled to indemnification in connection with any enforcement of the Policy and expressly waives any rights to such indemnification under the Company’s organizational documents or otherwise.

Date Signature

Name

Title

Exhibit 31.1

CERTIFICATION PURSUANT TO

RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Carl Daikeler, certify that:

1.
I have reviewed this Quarterly Report on Form 10-Q of The Beachbody Company, Inc.;
2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)
Designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
(b)
Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 7, 2023	By:	/s/ Carl Daikeler
Carl Daikeler
Chief Executive Officer (Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO

RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Marc Suidan, certify that:

1.
I have reviewed this Quarterly Report on Form 10-Q of The Beachbody Company, Inc.;
2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)
Designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
(b)
Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 7, 2023	By:	/s/ Marc Suidan
Marc Suidan
Chief Financial Officer (Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of The Beachbody Company, Inc. (the “Company”) on Form 10-Q for the period ending September 30, 2023 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)
The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 7, 2023	By:	/s/ Carl Daikeler
Carl Daikeler
Chief Executive Officer (Principal Executive Officer)

In connection with the Quarterly Report of The Beachbody Company, Inc. (the “Company”) on Form 10-Q for the period ending September 30, 2023 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)
The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 7, 2023	By:	/s/ Marc Suidan
Marc Suidan
Chief Financial Officer (Principal Financial Officer)